                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2

                                       to

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              SYMPOSIUM CORPORATION
                     (formerly Symposium Telecom Corporation)
                     ----------------------------------------
                 (Name of Small Business Issuer in Its Charter)


             DELAWARE                                      13-4042921
             --------                                      ----------
 (State or other jurisdiction of                        (I.R.S. Employer
  incorporation or organization)                       Identification No.)



     410 Park Avenue, Suite 830, New York, New York             10022
     -----------------------------------------------            -----
       (Address of Principal Executive Offices)               (ZipCode)


                                 (212) 754-9901
                                 --------------
                                Telephone Number


      Securities to be registered under Section 12(b) of the Exchange Act:
                                      None

      Securities to be registered under Section 12(g) of the Exchange Act:

                         common stock, $0.001 par value
                         ------------------------------
                                (Title of class)

                                                      PART I

                                                                                                          Page
Item 1.   Description of Business........................................................................    1

Item 2.   Management's Discussion and Analysis or Plan of Operation......................................    8

Item 3.   Description of Property........................................................................   12

Item 4.   Security Ownership of Certain Beneficial Owners and Management.................................   13

Item 5.   Directors, Executive Officers, Promoters and Control Persons...................................   14

Item 6.   Executive Compensation.........................................................................   16

Item 7.   Certain Relationships and Related Transactions..................................................  17

Item 8.   Description of Securities......................................................................   17

                                                      PART II

Item 1.   Market Price of and Dividends on the Registrants Common Equity and Other Shareholder
          Matters........................................................................................   18

Item 2.   Legal Proceedings..............................................................................   18

Item 3.   Changes in and Disagreements with Accountants..................................................   18

Item 4.   Recent Sales of Unregistered Securities........................................................   18

Item 5.   Indemnification of Directors and Officers......................................................   20

                                                     PART F/S

Financial Statements......................................................................................  21

                                                     PART III

Item 1.   Index to Exhibits..............................................................................   22

Item 2.   Description of Exhibits........................................................................   22


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                                    PART I

ITEM 1.                    DESCRIPTION OF BUSINESS.

     Symposium Corporation is engaged principally in telemarketing magazine and periodical subscription renewals to persons whose subscriptions have recently expired. The Company commenced operations in the quarter ended December 31, 1998.

     The Company intends to expand business operations through developing or acquiring niche market businesses in the telecommunications industry. In December 1998, the Company entered into an agreement to acquire all the outstanding shares of Hamilton Telecommunications Limited ("Hamilton"), which is an international audiotext service operator. The international audiotext business allows customers to access a variety of types of information by making international direct dial telephone calls that are billed to their regular monthly telephone bills. In addition, in December 1998, the Company purchased an option to acquire all of the outstanding capital stock of Automated Communications Limited ("ACL"), a start-up business which intends to engage primarily in the provision of international audiotext services to customers in the United States. See "Hamilton Telecommunications Limited" and "Automated Communications Limited."

     The Company's acquisition of Hamilton is subject to several conditions, including raising financing of up to at least $5.75 million, and there is no certainty that the Company will be able to complete the acquisition. In addition, there is no certainty that the Company will desire or have the financial resources to exercise the option to acquire ACL.

     The Company was incorporated in Delaware in May 1997 as "Brack Industries, Inc." and changed its name to "Symposium Telecom Corporation" in June 1998 and to "Symposium Corporation" in May 1999. The Company has one subsidiary, Publishers Advantage Corporation, through which it operates its magazine subscription renewal business. References in this Registration Statement to the "Company" or Symposium" include Symposium Corporation and Publishers Advantage Corporation.

PUBLISHERS ADVANTAGE

     INDUSTRY. According to the Magazine Publishers Association, the circulation revenues in 1997 in the United States for 562 magazines audited by the Audit Bureau of Circulation were $9.3 billion, of which $6.3 billion were from subscriptions. Many of these subscriptions are sold by agencies unaffiliated with the publishers. Generally, there are no written agreements between publishers and these unaffiliated agencies other than arrangements regarding the division of revenues for subscription renewals. The Company believes that the agencies typically receive more than 75% of the renewal revenues. Publishers are willing to pay to agents a high percentage of subscription renewal revenues because they benefit more from a larger subscriber base, which will generate greater advertising revenues, than from the subscription renewal revenues.

     BUSINESS. Publishers Advantage telemarkets magazine and periodical subscription renewals to persons whose subscriptions recently expired (known in the industry as "expires"). Upon obtaining a subscription renewal, Publishers Advantage remits a portion of the subscription renewal fee to the publisher and retains the difference as compensation for obtaining the subscription renewal.

     Publishers Advantage obtains lists of expires directly from the publishers. The use of these lists is referred to as "warm calling" because the success rate is generally greater than the success rate from

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"cold calling." To date, Publishers Advantage has lists of expires only from
Hachette Filipacchi Magazines ("Hachette") for the magazines "Woman's Day," "Boating," "Car and Driver," "Flying" and "Popular Photography." The Company has recently been advised by the publisher of the magazine "U.S. News and World Report" that it will begin supplying the Company with lists of expires of that magazine beginning in March 1999. The Company has been able to obtain these lists of expires primarily through management's contacts at the publishers and the fact that magazine publishers are often willing to try new subscription renewal agencies in an attempt to increase the rate of conversion of expires into subscription renewals. The Company has no contract with any publisher, including Hachette, obligating the publisher to supply lists of expires to the Company.

     Publishers Advantage has engaged Publishers National Associated Service ("PNAS") to perform on a "turnkey" basis the telemarketing for Publishers Advantage. By using PNAS for these functions, the Company has been able to avoid incurring the substantial expenditures and time delays normally incurred by start-up telemarketing businesses.

     PNAS performs these services at a telemarketing call center in Blasdell, New York. Publishers Advantage's operations occupy approximately 1,200 square-feet of the call center. PNAS provides at its expense the facility, all telephones, telephone lines, telemarketers, bookkeeping and other administrative personnel and facilities management. Publishers Advantage supplies the other computer software and equipment used by the telemarketers. Publishers Advantage compensates PNAS by paying the agreed upon hourly fee for each hour worked by each telemarketer.

     Persons who sell magazine subscriptions for a publisher must forward the subscriptions to the publisher through a clearinghouse approved by the publisher and must pay the clearinghouse a fee to clear the order. Publishers generally do not grant to a start-up company authority to act as its own clearinghouse. However, since Publishers Advantage is soliciting the subscription renewals on behalf of Hachette and Hachette supervises the pricing of the subscription renewals and the script of the phone solicitations, Hachette has granted Publishers Advantage authority to act as its own clearinghouse. Publishers Advantage expects that it will be able to obtain the same direct authority from any publisher it works with in the future. Publishers Advantage currently clears its own orders and processes them through PNAS.

     COMPETITION. Most of Publishers Advantage's competitors are well-established companies with greater financial, marketing, distribution, personnel and other resources than Publishers Advantage. The industry leaders in sales of magazine subscriptions are Publishers Clearinghouse and American Family Publishers, both of which have sales in excess of $800 million, and which to the knowledge of the Company do not market directly to expires. There are many companies that compete with Publishers Advantage for lists of expires from publishers, the largest of which is Dial America. Publishers Advantage initially competes to obtain these lists primarily on the basis of contacts between its management and the publishers. Once lists of expires are obtained from a publisher, Publishers Advantage will compete to continue receiving these lists from the publisher based on its ability to convert a higher percentage of those expires to subscription renewals than its competitors.

     GOVERNMENT REGULATION. Publishers Advantage's telemarketing operations are subject to various Federal and state regulations. The Federal Telephone Consumer Protection Act of 1991 limits the hours during which telemarketers may call consumers to between 8:00 a.m. and 9:00 p.m., and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, and the Federal Trade Commission ("FTC") regulations promulgated thereunder, prohibit deceptive, unfair or abusive practices in telemarketing sales.

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Both the FTC and state attorneys general have authority to prevent telemarketing activities that constitute "unfair or deceptive acts or practices." Additionally, some states have enacted laws and others are considering enacting laws targeted directly at telemarketing practices, and there can be no assurance that any such laws, if enacted, will not adversely affect or limit Publishers Advantage's current or future operations. Publishers Advantage's marketing activities and/or products may become subject to the scrutiny of each of these regulatory agencies. Compliance with regulations promulgated by these agencies is generally the responsibility of the telemarketing company, and these companies could be subject to a variety of enforcement or private actions for any failure to comply with such regulations. The failure of Publishers Advantage to comply with any rules and regulations enforced by a Federal or state consumer protection authority may subject Publishers Advantage or its management to fines or various forms of civil or criminal prosecution, any of which could materially adversely affect Publishers Advantage's business, financial condition and results of operations.

EMPLOYEES

     At January 31, 1999, Symposium had one full-time employee (Ronald
Altbach). At that date the Company also had the full-time services of Rupert Galliers-Pratt, its Chairman of the Board and Chief Executive Officer, through a consulting arrangement with Executive Management Services. Because Symposium conducts its telemarketing operations through a third-party telemarketing company, Symposium does not need a large number of employees.

HAMILTON TELECOMMUNICATIONS LIMITED

     The Company has entered into an agreement to purchase all of the outstanding capital stock of Hamilton Telecommunications Limited, an Irish corporation ("Hamilton"), which is based in Sark in the Channel Islands. Hamilton is owned by Panton Management Limited ("Panton") and Northern Management Limited ("Northern"), which are owned by Robert Green and Marilyn Shein, respectively.

     TERMS OF THE ACQUISITION. The purchase price for Hamilton is $5.75 million plus 1,642,857 shares of the common stock plus contingent consideration equal to the lesser of: (1) five times the amount, if any, by which the relevant profits (as defined) of Hamilton for its fiscal year ending June 30, 1999 exceeds $2.25 million (the relevant profits of Hamilton for the fiscal year ended June 30, 1998), and (2) $6,000,000. The contingent consideration is payable 50% in cash and 50% in shares of common stock valued at $3.50 (accordingly, a maximum of 857,143 additional shares of common stock may be issued). Completion of the acquisition is conditioned upon Symposium's common stock being quoted on the OTC Bulletin Board Service and Symposium raising sufficient funds to satisfy the initial cash consideration. The sellers may terminate the agreement if the conditions to closing are not satisfied by June 14, 1999. Symposium is obligated under the agreement to use reasonable efforts to list the common stock in the Nasdaq Stock Market by April 2000.

     In connection with the acquisition, Symposium will enter into consulting agreements with Panton (which will provide the services of Mr. Green), Northern (which will provide the services of Ms. Shein), and Mediterranean Telecommunications (which will provide the services of Fabrice Thomas, who interfaces with Hamilton's terminating network operators). The consulting agreements may be terminated without cause at any time after two years (three years if the consultant exercises his or her right to extend the agreement by one year). Symposium has agreed to appoint Mr. Green as a director of Symposium upon commencement of the consulting agreement and, subject to shareholder approval, to maintain Mr. Green as a director for as long as he is a consultant under the agreement. In consideration of their services, Symposium will pay on a monthly basis consulting fees of $250,000 per year to Mr. Green and

Ms. Shein and $100,000 per year to Mr. Thomas. In addition, each of the consultants will be entitled to an annual bonus of 12% of the relevant profits of Hamilton (but not more than $100,000 for Mr. Thomas).

     The Company does not currently have the funds to complete the acquisition of Hamilton. The Company has commenced a private placement to raise the $5.75 million, however, the Company has no commitment from, and no arrangements or understandings with, any party with regard to purchasing any of the securities offered in the private placement. The terms of the private placement are as follows: a one year note payable bearing interest at 12% per annum. Note holders will be issued warrants to expire twelve months after issuance. There can be no assurance that the private placement will be successful in securing the necessary funds to complete the acquisition of Hamilton. If a significant part of such funds are obtained through sales of equity securities, it is likely that the investors as a group would acquire a significant equity interest in the Company. The Company has until June 14, 1999 to complete the acquisition of Hamilton or the sellers may terminate the transaction.

     NO ASSURANCE CAN BE GIVEN THAT THE COMPANY WILL BE ABLE TO RAISE THE FUNDS NECESSARY TO COMPLETE THE ACQUISITION OF HAMILTON.

     THE INTERNATIONAL AUDIOTEXT BUSINESS. The international audiotext business involves the delivery of information pursuant to an international direct dial telephone call placed by the customer and for which the customer is billed on his or her regular telephone bill. The customer learns of the availability of the information through advertising that describes the service and provides the international telephone number. It is easy for a customer to access the service because the customer does not need to fill out an application or provide credit card information for payment. The types of information delivered may include weather, horoscope readings, lottery information and ticket purchases, dateline services, sporting event results, quiz show contests and other competitions, travel information, gaming, adult services and any other information deliverable by telephone for which there is consumer demand.

     The participants in an international audiotext business include:

          ORIGINATING NETWORK OPERATOR: the licensed telephone company of the customer who originates the telephone call.

          TERMINATING NETWORK OPERATOR: the licensed telephone company that has the international telephone number dialed by the customer (referred to in the industry as the place where the call "terminates").

          CARRIER: the international telephone company that "transits" the telephone call from the originating country to the terminating network operator (although it is not necessary that the call be "physically" sent to the terminating network operator). The carrier may, but does not need to be, either the originating network operator or the terminating network operator.

          INFORMATION PROVIDER: the company that creates the information which is delivered by telephone to the customer and which advertises the availability of the information to consumers.

          SERVICE OPERATOR: the company that creates the infrastructure which allows the international audiotext business to operate.

     The service operator is the primary motivating force behind any international audiotext business. The service operator first contracts with a telephone company in one country to act as terminating network operator and obtains from that company a group of telephone numbers to be used

                                      4
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for the business. The service operator then enlists information providers to join the business and allots one or more of those telephone numbers to participating providers.

     The goal of the business is to generate telephone call minutes by consumers, which generate revenues that are split among the participants in the business. The originating network operator receives the payment from the customer, and pays a portion of this payment to the appropriate terminating network operator. Payments between the originating and terminating network operators are governed by the international system for settlement of payment for telephone calls between countries. Most international telephone companies belong to the International Telecommunications Union ("ITU"). The settlement rate (the amount paid to the terminating network operator) is determined by agreement between those two companies, and is generally 50% of the customer's payment less any transit fee payable to the carrier. The fee payable to the terminating network operator is allocated among the terminating network operator, the service operator and information providers based on the contracts between the service operator and these participants.

     The international audiotext industry originated in the late 1980s/early 1990s as an alternative to premium rate services for delivering information to consumers by telephone. While premium rate services are similar in many respects to international audiotext, they differ in that with premium rate service one telephone number may be used only in one country while with international audiotext one telephone number may be used all over the world (or at least in the countries in which the telephone companies participate in the particular audiotext platform). This is a great advantage for information providers who solicit business from more than one country. For example, by using international audiotext, an information provider desiring to advertise certain information to customers in ten countries in Europe can advertise one telephone number by satellite television, magazine or otherwise; if that information provider used premium rate services, it would have to advertise a different number for each country. In addition, customers of the information provider using international audiotext may dial the same telephone number wherever they are in the world (or at least in the countries in which the telephone companies participate in the particular audiotext platform).

     Symposium believes that the international audiotext business will continue to grow for the following reasons:

     - Increasing consumer demand for the types of information that can be provided by telephone, due in part to the ease in which the consumer can access the information.

     - Increasing interest from telephone companies in sharing in the revenues that can be generated by this business.

     - The fact that historically the business has not depended on economic conditions.

     HAMILTON'S BUSINESS. Hamilton is an international audiotext service operator established in 1996. It has contracts with two terminating network operators, one in Sierra Leone in Africa and one in Panama in Central America, and with information providers serving customers in 14 countries throughout the world (but excluding the United States). In connection with its Sierra Leone arrangement, Hamilton has entered into an agreement with Teleglobe International, Inc. ("Teleglobe"), a subsidiary of Teleglobe Canada, Inc., the international telephone company of Canada, to act as the carrier to transit these audiotext calls. For its fiscal years ended June 30, 1997 and 1998, Hamilton had revenues of $5.7 million and $9.8 million, respectively. For its six month periods ended December 31, 1997 and 1998, Hamilton had revenues of $5.2 million and $3.8 million, respectively.

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          TERMINATING NETWORK OPERATOR--SIERRA LEONE. Hamilton entered into a contract with the national telecom company of Sierra Leone ("SierraTel") in April 1996 pursuant to which SierraTel acts as a terminating network operator. SierraTel is an attractive terminating network operator because it has relatively high settlement rates with many international telephone companies. The contract with SierraTel expires in March 2001. An important part of the SierraTel contract is that SierraTel has assigned to Hamilton the right to collect settlement revenues directly from the originating network operators, thus eliminating any collection issues that could arise if Hamilton was required to seek payment from SierraTel.

     Hamilton's audiotext platform with SierraTel is presently available only with originating network operators in the following countries (which are listed in alphabetical order): Austria, Belgium, Denmark, Egypt, France, Greece, Italy, Portugal, Qatar, Saudi Arabia, Sweden, Switzerland and the United Arab Emirates.

     In connection with its arrangement with SierraTel, Hamilton has entered into an agreement with TeleGlobe to act as carrier. As part of the agreement, Teleglobe markets the availability of this platform to information providers that do business with Teleglobe, which has resulted in additional information providers joining this platform. In addition, Teleglobe pays Hamilton monthly regardless of its collections from originating network operators, which provides Hamilton funds to pay information providers and SierraTel monthly. Lastly, by using Teleglobe, calls are not physically delivered to Sierra Leone, but are instead routed through Teleglobe in Canada, thus avoiding the quality and capacity restraints of the African telephone network.

          TERMINATING NETWORK OPERATOR -- PANAMA. In April 1998 Hamilton entered into an agreement with Cable & Wireless to act as terminating network operator and carrier for Hamilton. Because Cable & Wireless is the official international telephone company of Panama, any telephone call made to Panama from anywhere in the world is automatically transited through the international network of Cable & Wireless. As a result, although its settlement rate is lower than SierraTel, the Panama platform is available throughout the world as compared to the limited number of countries in which the SierraTel platform is available.

          INFORMATION PROVIDERS. During the year ended June 30, 1998,
Hamilton generated revenues through information providers delivering information in 14 countries. All but one of these information providers utilized the SierraTel audiotext platform. These information providers receive between 50% and 70% of the net revenues of Hamilton from calls generated by them.

     Prior to entering into a contract with an information provider, Hamilton investigates the provider's record in the business and reviews the proposed content to be offered. Hamilton will not accept an information provider if it determines that the character and reputation of the provider make it not advisable to do business with that provider or the content to be offered contravenes applicable law.

     The one information provider making use of Hamilton's audiotext platform through Panama provided important technological assistance in the start-up of the Panama platform. In return for this assistance, Hamilton has agreed to a unique profit sharing arrangement pursuant to which it pays to this information provider 92% of the payments received from Cable & Wireless. The oral agreement can be terminated or renegotiated upon one month's notice by either party.

          MANAGEMENT OF HAMILTON. Hamilton was founded and is presently managed by Marilyn Shein and Robert Green. Following the acquisition, Ms. Shein and Mr. Green will enter into

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consulting agreements with the Company, and Mr. Green will be appointed as a director of Symposium. Along with the services he provides to Hamilton, since 1993, Mr. Green has served as the managing director of Connect Communications Group, a company that provides discounted international telephone calls to corporate clients.

              COMPETITION. The audiotext industry is currently made up of approximately five or six major service operators. Some of these service operators may have longer operating histories, longer relationships with originating network and terminating network operators around the world and greater financial and other resources than Hamilton. Among other things, the service operators in the industry typically compete for exclusive agreements with terminating network operators. A service operator's ability to compete for the right to enter into an agreement with a terminating network operator depends on the quality of the service operator's platform, the ability of the service operator to attract a large volume of audiotext traffic to the terminating country and the service operator's overall reputation in the industry for quality of service. Service operators also compete over contracts with information providers for information content that is appealing to callers. Information providers look for service operators with a reputation for certainty of payment and with a platform that has the ability not only to service a large volume of calls but to do so with quality equipment that is free of echoes, delays, static and other audio problems.

              EMPLOYEES. Hamilton has no full time employees. Mr. Green, Ms. Shein and Mr. Thomas provide services to Hamilton as consultants (through oral consulting agreements between their companies and Hamilton).

              GOVERNMENT REGULATION. The management of Hamilton is unaware of any licensing requirements in Sierra Leone or Panama for service operators or any regulations specifically governing service operators. However, Hamilton's platforms operate through the local telephone networks of Sierra Leone and Panama. These local networks are subject to stringent telecommunications regulations of their respective countries. Also, the information providers that Hamilton engages are subject to regulations that govern the information content that is delivered to the customer. While Hamilton is unaware of any regulations in the countries in which Hamilton does business which precludes the international audiotext business in that country, regulations could be adopted which could materially adversely affect Hamilton's business, including regulation which limits rates charged to consumers and/or the content provided to consumers.

AUTOMATED COMMUNICATIONS LIMITED

     Symposium has entered into an option agreement to acquire all of the outstanding capital stock of Automated Communications Limited, a Bahamas corporation ("ACL"). ACL, which is owned beneficially by Mr. Green, Ms. Shein and Mr. Thomas, is an international audiotext service operator that commenced generating revenues in February 1999.

         OPTION TERMS. Symposium has agreed to pay an option fee in shares of common stock having a market value of $2 million if certain conditions are satisfied, including the completion of the acquisition of Hamilton, the inclusion of common stock on the OTC Bulletin Board Service, and the certification by ACL auditors that within nine months of the date of the agreement ACL had earned in any one month in excess of $100,000. The purchase price for the ACL shares is an amount equal to the relevant profits of ACL for the 12-month period ending 18 months following the date the common stock of Symposium becomes quoted on the OTC Bulletin Board Service, multiplied by six, less the option fee. The option

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price is payable 50% in cash and 50% shares of common stock (based on the market value of the common stock). The option is exercisable during a six-month period following period during which the relevant profits are calculated. A trust of which Mr. Galliers-Pratt is the beneficiary and Mr. Altbach are each entitled to 1/18th, and Mr. Bishop is entitled to 1/10th, of the Option Price pursuant to separate agreements with the shareholders of ACL.

         Under the option agreement, Symposium has agreed that without the approval of Mr. Green or Ms. Shein (which approval may not be unreasonably withheld) it will not issue any preferred stock (other than in connection with any financing to complete the Hamilton acquisition) until the earlier to occur of payment of the option price or the date the common stock of Symposium is listed on the Nasdaq stock market.

         If Symposium exercises its option to acquire ACL, under the consulting agreements Symposium will pay additional consulting fees of $250,000 per year to Mr. Green and Ms. Shein and $125,000 per year to Mr. Thomas (and the fixed fees will double any year the relevant profits of ACL exceed $15 million). In addition, the bonus under the consulting agreement will be based on the relevant profits of Hamilton and ACL.

         ACL'S BUSINESS. In May 1997 ACL entered into an agreement with Telecom Malagasi of Madagascar to act as a terminating network operator in Madagascar. ACL established the Madagascar platform primarily to attract audiotext traffic from the United States. The settlement rate between the United States and Madagascar is currently the highest accounting rate in the world for calls to and from the United States. ACL had agreements with five information providers for this platform at February 1, 1999, and is currently soliciting additional information providers.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

RESULTS OF OPERATIONS

         Symposium commenced generating revenues from telemarketing in December 1998. During the year it generated revenues of $13,816 from magazine subscription renewals and incurred cost of sales of $20,586, resulting in a gross loss of $6,770. Cost of sales included primarily the hourly fee paid to PNAS for telemarketers and clearing costs.

         During 1998, the Company incurred operating expenses of $312,734, including $145,838 of consulting expenses and $83,000 of compensation expenses. Consulting expenses included $69,000 of expenses associated with the grant of options to consultants and non-employee directors. The compensation expense was based on the value of contributed services by two officers, who were not in fact compensated for their services.

         As a result, the Company recorded a net loss of $319,504 for 1998.

FINANCIAL CONDITION AND LIQUIDITY

         The Company funded its start-up and initial operating costs through the sales of common stock generating proceeds of $413,412 (net of organizing costs of $24,926) in 1998. At December 31, 1998 the Company had cash on hand of $292,194. The Company believes that this cash on hand, together with cash flows from the subscription renewals, will be sufficient to fund its cash requirements for its

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subscription renewal telemarketing business in 1999, assuming the Company continues to utilize PNAS or another third-party telemarketing service for its telemarketing operations. The Company would need additional financing if it were to determine to start-up its own telemarketing operations.

         The Company has entered into an agreement to acquire Hamilton. Under the agreement, the Company will pay to Hamilton's shareholders cash in the amount of $5.75 million at the closing and up to an additional $3.0 million prior to the end of the year based on Hamilton's results of operations for the year ended June 30, 1999. See "Business--Hamilton Telecommunications Limited." The Company must raise the funds for at least the first of these payments in order to complete the acquisition. The Company has no commitment from any person to provide these funds, and no assurance can be given that the Company will be able to raise the funds on terms acceptable to the Company. The Company is unable to predict the terms and conditions of any loans it obtains or securities it issues to obtain these funds. If a significant part of these funds is raised through the sale of equity securities, it is likely that the investors as a group would acquire a significant equity interest in the Company. If the Company cannot raise these funds by June 14, 1999, the sellers will have the right to terminate the agreement without liability to the Company.

YEAR 2000 ISSUES

         Many existing computer programs were designed and developed without considering the upcoming change in the century, which could lead to the failure of computer applications or create erroneous results by or at the Year 2000. The Year 2000 issue is a broad business issue, whose impact extends beyond traditional computer hardware and software to possible failure of automated systems and instrumentation. Based on its current assessment, the Company believes that the limited amount of software and automated systems and instrumentation that it owns is Year 2000 compliant. However, the Company relies on local telephone companies to be able to provide its telemarketing services. While the Company believes that these telephone companies have devoted substantial amounts of time and money to ensure that their equipment is Year 2000 compliant, if they are unable to identify Year 2000 issues and are unable to resolve such issues in a timely manner, it could result in a material financial risk to the Company. Also, there can be no guarantee that other third parties of business importance to the Company, such as PNAS, will successfully reprogram or replace, and test, all of their own computer hardware, software and process control systems to ensure such systems are Year 2000 compliant.

                       CERTAIN INVESTMENT CONSIDERATIONS

DEPENDENCE ON PNAS FOR TELEMARKETING SERVICES

         Publishers Advantage depends on PNAS to perform the Company's telemarketing operations. Publishers Advantage's engagement of PNAS will terminate in December 1999 and there is no assurance that PNAS will renew the arrangement. Although there are other companies that provide similar services, there is no assurance that Publishers Advantage would be able to engage an acceptable replacement by the time the arrangement with PNAS terminates. If the Company's engagement of PNAS is terminated, the Company would not generate any revenues during the period that it has no agreement with a telemarketing service company to perform these services for the Company and it does not have the capability of performing these services with its own personnel.

NEED TO OBTAIN LISTS OF EXPIRES

         The success of the Company's telemarketing business is subject to a number of risks and uncertainties, including the ability to obtain lists of expires directly from publishers. To date, the Company has received lists of expires from only one publisher (Hachette Filipacchi Magazines) for four magazines ("Boating," "Car and Driver," "Flying" and "Popular Photography") and the promise from one other publisher to provide lists of expires commencing March 1999. The Company has been able to obtain these lists primarily through its contacts with the management of these publishers and the willingness of publishers to try new subscription renewal agencies in order to improve their conversion rate of expires to subscription renewals. The Company has no agreement with any publisher that requires the publisher to supply these lists to the Company. The ability of the Company to obtain these lists will depend in substantial part on its success rate in generating renewals from expires. There can be no assurance that the Company will have an acceptable success rate or will continue to receiving these lists from any publisher.

LIMITED OPERATING HISTORY

         The Company commenced telemarketing operations in the fourth quarter of 1998. Therefore, the Company has a limited relevant operating history upon which to evaluate the likelihood of its success. Factors such as the risks, expenses and difficulties frequently encountered in the operation and expansion of a relatively new business and the development and marketing of new products must be considered in evaluating the likelihood of the Company's success.

INFLUENCE BY MANAGEMENT

         The Company's officers and directors beneficially own, in the aggregate, approximately 22.9% of the outstanding common stock of the Company. These persons will continue to exert influence over the outcome of all matters submitted to a vote of the holders of common stock, including the election of directors, amendments to the Company's Certificate of Incorporation and approval of significant corporate transactions. This consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control of the Company that might be beneficial to other stockholders.

YEAR 2000 ISSUES

         Many existing computer programs were designed and developed without considering the upcoming change in the century, which could lead to the failure of computer applications or create erroneous results by or at the Year 2000. The Year 2000 issue is a broad business issue, whose impact extends beyond traditional computer hardware and software to possible failure of automated systems and instrumentation. Based on its current assessment, the Company believes that the limited amount of software and automated systems and instrumentation that it owns is Year 2000 compliant. However, the Company relies on local telephone companies to be able to provide its telemarketing services. While the Company believes that these telephone companies have devoted substantial amounts of time and money to ensure that their equipment is Year 2000 compliant, if they are unable to identify Year 2000 issues and are unable to resolve such issues in a timely manner, it could result in a material financial risk to the Company. Also, there can be no guarantee that other third parties of business importance to the Company, such as PNAS, will successfully reprogram or replace, and test, all of their own computer hardware, software and process control systems to ensure such systems are Year 2000 compliant.

ACQUISITIONS OF HAMILTON AND ACL

         A significant part of the Company's growth strategy is to acquire niche market businesses in the telecommunications industry. In furtherance of this strategy, the Company has entered into the following agreements: (i) an agreement to purchase all of the outstanding capital stock of Hamilton and
(ii) an option agreement to acquire all of the outstanding capital stock of ACL. The Company's ability to complete these acquisitions is subject to several conditions, including having the funds to pay the cash portion of the purchase price ($5.75 million for Hamilton). The Company must raise these funds to complete the Hamilton acquisition, and will probably be required to raise at least a significant portion of the funds needed to complete the ACL acquisition. To raise these funds, the Company anticipates issuing debt and/or equity securities. The Company is unable to predict the terms and conditions of such securities or the price for such securities. If a significant part of such funds are obtained through sales of equity securities, it is likely that the investors as a group would acquire a significant equity interest in the Company. The Company has until June 14, 1999 to complete the acquisition of Hamilton or the sellers may terminate the transaction. In addition, ACL is a start-up operation, and there is no certainty the Company will determine it to be advantageous to exercise its option. No assurance can be given that the Company will complete the acquisition of either Hamilton or ACL.

         SUBSTANTIAL GOODWILL FOR FINANCIAL REPORTING PURPOSES. The Company expects to account for the acquisitions using the purchase method of accounting. Accordingly, either acquisition will result in the Company recording a significant amount of goodwill (substantially all the purchase price) for financial reporting purposes. It is anticipated that the goodwill recorded in connection with the Hamilton acquisition will exceed $10 million. The goodwill will be amortized to reduce income over its expected life. Because of the uncertainty of the purchase price for ACL, it is not possible to estimate the amount of goodwill which would result from that acquisition.

         RAPID GROWTH. The acquisitions of Hamilton and/or ACL would result in rapid and substantial growth in revenues and geographic scope of operations. This could place a significant strain on management and on the Company's financial resources. The failure to recruit additional staff and key personnel, to have sufficient financial resources, to maintain or upgrade these financial reporting systems, or to respond effectively to difficulties encountered during expansion could have a material adverse effect on the Company's business, operating results and financial condition.

         POTENTIAL DIFFICULTIES IN EXPANDING INTERNATIONAL AUDIOTEXT BUSINESS. The ability of Hamilton to expand its international audiotext business will depend on a number of factors. Hamilton would need to identify originating network operators in countries which have settlement rates with Hamilton's terminating network operators which are high enough to make the business profitable. With respect to the SierraTel platform, Hamilton will be required to negotiate an acceptable arrangement with an originating network operator in each new country (and in most countries there is only one potential originating network operator). This is a time consuming process, in some cases extending over a year. In addition, the ability to negotiate an acceptable arrangement at all is subject to many factors beyond the control of Hamilton, including political factors in the country and pre-existing arrangements the originating network operator may have. There can be no assurance that Hamilton will succeed in engaging originating network operators in new countries.

         RELIANCE UPON KEY PERSONNEL. To date, the business of Hamilton has depended on Robert Green and Marilyn Shein. They will enter into two-year consulting contracts with Hamilton at the closing of the acquisition, and there is no assurance they will remain longer with Hamilton. The long-term success of the Company in the international audiotext business will depend in part on the ability of the Company to successfully implement a succession strategy to reduce dependence on these individuals.

         SUBSTANTIAL RELIANCE UPON ONE INFORMATION PROVIDER. One information provider accounted for approximately 25% of Hamilton's total revenues in its year ended June 30, 1998. Hamilton does not have a long-term agreement with this provider. The termination of Hamilton's relationship with this information provider would have a material adverse effect on Hamilton's results of operations.

         GOVERNMENT REGULATION. The international telephone industry is subject to the stringent government regulation in each originating country that phone calls are terminated from. While the Company is unaware of any regulation in the countries in which Hamilton does business which precludes the international audiotext business in that country, regulation could be adopted which could materially adversely affect the Hamilton's business, including regulation which limits rates charged to consumers and/or the content provided to consumers.

         YEAR 2000 ISSUES. Many existing computer programs were designed and developed without considering the upcoming change in the century, which could lead to the failure of computer applications or create erroneous results by or at the Year 2000. The Year 2000 issue is a broad business issue, whose impact extends beyond traditional computer hardware and software to possible failure of automated systems and instrumentation. Based on Hamilton's current assessment, the costs of addressing potential problems are not currently expected to have a material adverse impact on its financial position, results of operations or cash flows in future periods. However, Hamilton relies on local and international telephone companies to be able to provide its audiotext services. While Hamilton believes that these telephone companies have devoted substantial amounts of time and money to ensure that their equipment is Year 2000 compliant, if they are unable to identify Year 2000 issues and are unable to resolve such issues in a timely manner, it could result in a material financial risk to Hamilton. Also, there can be no guarantee that other third parties of business importance to the Hamilton will successfully reprogram or replace, and test, all of their own computer hardware, software and process control systems to ensure such systems are Year 2000 compliant.

ITEM 3.           DESCRIPTION OF PROPERTY.

         Symposium does not currently own or lease any property. The Company's principal offices are located at both the offices of Ronald Altbach, Co-Chairman of the Board and Chief Operating Officer, at 410 Park Avenue, 18th Floor, New York, New York 10022 and at the offices of Rupert Galliers-Pratt, Co-Chairman of the Board and Chief Executive Officer, at 54 St. James' Street, London SWI, England.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

             The following table sets forth as of January 31, 1999 certain information relating to the ownership of the common stock by (i) each person known by Symposium to be the beneficial owner of more than 5% of the outstanding shares of the common stock, (ii) each of Symposium's directors,
(iii) each of Symposium's Named Executive Officers, and (iv) all of Symposium's Named Executive Officers and directors as a group. Except as may be indicated in the footnotes to the table and subject to applicable community property laws, each of such persons has the sole voting and investment power with respect to the shares owned.

      Name and Address of Beneficial                   Amount and Nature of Beneficial
                Owner(1)                                         Ownership(2)                    Percent of Class(2)
      ------------------------------                   -------------------------------           -------------------
   The Shropshire Trust Company, Ltd . . . . .                   1,200,000(3)                           16.1%
      M.L.H. Quin & Co.
      Bermuda Commercial Bank Bldg.
      44 Church Street
      Hamilton HM 12
      Bermuda
   Ronald Altbach . . . . . . . . . . . . . . .                  1,000,000(4)                           13.4
   Tyman Holdings, Inc. . . . . . . . . . . . .                    650,000(5)                            8.7
   Thomas McGlew. . . . . . . . . . . . . . . .                    650,000(5)                            8.7
   Adam Bishop. . . . . . . . . . . . . . . . .                    650,000(5)                            8.7
   Richard Cohen. . . . . . . . . . . . . . . .                     50,000(6)                             *
   Ken Levine . . . . . . . . . . . . . . . . .                      8,572(7)                             *
   Rupert Galliers-Pratt. . . . . . . . . . . .                          0                                *
   All officers and directors as a  group
   (6 persons). . . . . . . . . . . . . . . . .                  1,708,572(8)                           22.9%

----------------
* Less than 1%

(1) Unless otherwise indicated, the address of each beneficial owner is in the care of Symposium Corporation, 410 Park Avenue, 18th Floor, New York, NY 10022.

(2) Unless otherwise indicated, Symposium believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that may be acquired by such person within 60 days from the date of this registration statement upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming all options, warrants or convertible securities that are held by such person (but not held by any other person) and which are exercisable or convertible within 60 days of this registration statement have been exercised or converted. Percent of Class (third column above) is based on 7,455,464 shares of common stock outstanding as of the date of this registration statement.

(3) Shropshire Trust Company Ltd. is an independent trust company and is unaffiliated with Symposium other than as a beneficially owner of 1,200,000 shares as trustee for Shropshire Trust No. 1, Shropshire Trust No. 2, Shropshire Trust No. 3 and Shropshire Trust No. 4, each of which holds 300,000 shares of common stock. The beneficiaries of the Shropshire Trust No. 1, Shropshire Trust No. 2, Shropshire Trust No. 3 and Shropshire Trust No. 4 are the children of Rupert Galliers-Pratt.

(4) Includes 475,000 shares of common stock owned by his wife, Elka Altbach. Does not include 150,000 shares of common stock issuable upon exercise of stock options exercisable commencing upon December 3, 1999.

(5) These shares are held of record by Tyman Holdings, Inc. Tyman Holdings, Inc. is held by St. Georges Trust. Derek Baudains and Grenedier International, a Panama corporation, are the trustees of St. Georges Trust, both of which are unaffiliated with Symposium. Thomas McGlew and Adam Bishop are the beneficiaries of St. Georges Trust and also have voting and dispositive power over the property held by St. Georges Trust and therefore are the beneficial owners of these shares.

(6) Does not include 70,000 shares of common stock issuable upon the exercise of stock options exercisable commencing upon October 9, 1999.

(7) Does not include 70,000 shares of common stock issuable upon the exercise of stock options exercisable commencing upon December 3, 1999. Mr. Levine resigned from the Board of Symposium in April 1999.

(8) Does not include 290,000 shares of common stock issuable upon exercise of stock options that are exercisable at various times commencing October 9, 1999

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table sets forth certain information with respect to the directors and executive officers of Symposium as of April 24, 1999.

Name                                      Age         Position
----                                      ---         --------
Rupert Galliers-Pratt . . . . . .          47         Chief Executive Officer and Co-Chairman of the Board

Ronald Altbach. . . . . . . . . .          52         Co-Chairman of the Board, Chief Operating Officer,
                                                      acting Chief Financial Officer, Secretary and Director

Thomas McGlew . . . . . . . . . .          45         Director

Adam Bishop . . . . . . . . . . .          40         Director

Richard Cohen . . . . . . . . . .          48         Director


         MR. GALLIERS-PRATT has served as a Co-Chairman of the Board of Symposium since October 1998 and the Chief Executive Officer of Symposium since December 1998. Previously, he served as Chairman and Chief Executive Officer of Petersburg Long Distance, Inc. ("PLD") from 1992 to 1995. During the period in which Mr. Galliers-Pratt served as Chairman and Chief Executive Officer, PLD raised $200 million in equity and debt financings, obtained a license to construct and operate a digital overlay telephone network in St. Petersburg, Russia, and acquired a 50% interest in a company which had been granted a license to install and operate a national cellular system in Kazakhstan. As PLD's activities expanded, Mr. Galliers-Pratt recognized the need for an alliance with a larger telecommunications company, which led to an acquisition of about one-third of PLD by Cable & Wireless PLC in 1994. Having successfully completed the establishment and funding of the first phase of PLD's activities, Mr. Galliers-Pratt turned over the role of Chief Executive Officer to a Cable & Wireless-appointed executive in 1994 and relinquished the role of Chairman in 1995. Since 1995, Mr. Galliers-Pratt has assisted with the formation and financing of a number of other companies. He served on the Board of Oriel Group plc, a London insurance brokering company, which he assisted with a number of financings until the successful sale of that company in August 1998. He has also served as a director of LOOX Ltd. an optical retailing company with operations in Austria and Poland. He has also served as Chairman of Princess Resources, a natural resource exploration company with operations in China and East Africa.

         In January 1994 Lightship PLC, of which Mr. Galliers-Pratt was the Chairman of the Board, and its subsidiaries entered voluntary liquidation proceedings. Lightship PLC, based in London, England, was engaged in a variety of consumer and small business financing businesses through wholly owned subsidiaries; Mr. Galliers-Pratt was not involved in the management of the operating subsidiaries. In 1996, LOOX Ltd. filed an admission prospectus with the London Stock Exchange. The prospectus inadvertently failed to disclose his directorship in several companies, including subsidiaries of Lightship PLC which, like Lightship, had filed for voluntary receivership or bankruptcy proceedings (the receivership of Lightship was disclosed). When Mr. Galliers-Pratt became aware of these omissions, he immediately notified the London Stock Exchange and provided the Exchange with the necessary corrections. Although the London Stock Exchange censured Mr. Galliers-Pratt in connection with this event, in its public announcement it stated that it accepted that the omissions were unintentional.

         MR. ALTBACH has served as a Co-Chairman of the Board since October 1998 and the Chief Operating Officer, acting Chief Financial Officer and Secretary of Symposium since December 1998. From 1996 through June 1998 he served as Vice Chairman of Rosecliff, Inc., a New York based merchant banking operation. From 1995 through 1997, Mr. Altbach served as Chairman of Paul Sebastian, Inc., one of Rosecliff's portfolio companies,. Mr. Altbach left Rosecliff to form Symposium with Mr. Galliers-Pratt. From November 1988 through December 1994 and from February 1998 through December 1998, Mr. Altbach was the President of Olcott Corporation, a distributor of luxury products.

         MR. MCGLEW has served as a director of Symposium since October 1998. He is currently Chief Executive Officer of Telemonde, Ltd., a fiber cable provider to telecom carriers. From June 1997 through September 1998, Mr. McGlew served as Vice President of International Commercial Operations for WorldCom International. He was responsible for an international revenue line covering basic and enhanced services across voice, data and Internet products and was specifically responsible for the global portfolio and commercial operations worldwide outside North America. From September 1993 to June 1997, Mr. McGlew was the Head of Marketing and the Director of Distribution for British Telecom.

         MR. BISHOP has served as a director of Symposium since October 1998. Mr. Bishop is currently Chief Executive Officer of European Gateway, a subsidiary of North American Gateway Inc. of Canada. European Gateway is principally a carriers' carrier, which sells international traffic routes to the worlds' largest telecom operators. Previously, Mr. Bishop was a senior executive with British Telecom in its International Carrier Sales division. During his tenure at British Telecom, Mr. Bishop and Mr. McGlew together implemented a wholesale carrier strategy which employed joint venture carrier-partners to create new routes in developing countries.

         MR. COHEN has served as a director of Symposium since October, 1998. Mr. Cohen has been the president of Richard M. Cohen Consultants, which provides financial consulting services primarily in the multimedia industry, since January 1996. From March 1993 to December 1995, Mr. Cohen served as the President of General Media, Inc. Mr. Cohen has been involved in advising and managing a number of financings in both the public and private sectors. Mr. Cohen currently serves on the Board of Directors of both National Auto Credit and Carnegie Int'l.

         Directors are elected at each annual meeting of stockholders and hold office until the following annual meeting and their successors are duly elected and qualified. Executive officers of Symposium serve at the discretion of the Board of Directors.

ITEM 6.           EXECUTIVE COMPENSATION.

DIRECTOR COMPENSATION

         With the exception of the grant options to purchase 70,000 shares of common stock to each of Richard Cohen and Ken Levine, Symposium has not paid any compensation to directors for their services as directors of Symposium.

EXECUTIVE COMPENSATION

         The Company did not pay any cash compensation to any executive officer for the year ended December 31, 1998. Commencing January 1, 1999, the Board of Directors authorized annual salaries to the executive officers, as follows: Mr. Galliers-Pratt -- $250,000 (payable as consulting fees to his company Executive Management Services) and Mr. Altbach -- $225,000.

STOCK OPTION PLAN

         The Company has a Stock Option Plan (the "1998 Plan") which provides for the issuance of up to 1,000,000 shares of common stock pursuant to options granted from time to time to directors, officers, employees and consultants. Unless extended or terminated sooner by the Board of Directors, the 1998 Plan will terminate on December 31, 2007.

         The 1998 Plan may be administered by the Company's Board of Directors or, at the discretion of the Board, a committee of two or more directors (the "Administrator"). Subject to the provisions of the 1998 Plan, the Administrator will have full and final authority to select persons to whom options will be granted and to determine the terms and conditions of the options.

         Options granted under the 1998 Plan may, at the discretion of the Administrator, either be "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or options which do not qualify as "incentive stock options." The exercise price of an incentive stock option may not be less than the fair market value of a share of common stock on the date of grant. There is no limitation on the exercise price of options that are not incentive stock options. No participant may receive options representing more than 50% of the aggregate number of shares of common stock that may be issued pursuant to all options under the 1998 Plan. An option may provide for the issuance of common stock for any lawful consideration, including services rendered or, to the extent permitted by applicable state law, to be rendered. Currently, Delaware law does not permit the issuance of common stock for services to be rendered.

                             OPTION GRANTS IN LAST FISCAL YEAR
                                   (INDIVIDUAL GRANTS)

                                       NUMBER OF SECURITIES       PERCENT OF TOTAL
                                        UNDERLYING OPTIONS       OPTIONS GRANTED TO       EXERCISE      EXPIRATION
                NAME                         GRANTED          EMPLOYEES IN FISCAL YEAR     PRICE           DATE
Ronald Altbach                               150,000                    100%               $1.00         12/3/02


-----------------------

         Mr. Galliers-Pratt provides his services to the Company through a consulting agreement Symposium has with Executive Management Services. On December 3, 1998, the Company granted 200,000 options, exercisable in full on December 3, 1999 at $1.00 per share, to Executive Management Services. This option terminates on December 3, 2002.



 AGGREGATED FISCAL YEAR END OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

                                                          NUMBER OF SECURITIES
                                                               UNDERLYING
                         SHARES                          UNEXERCISED OPTIONS AT               VALUE OF UNEXERCISED
                       ACQUIRED ON        VALUE             DECEMBER 31, 1998                 IN-THE-MONEY OPTIONS
                        EXERCISE        REALIZED      --------------------------------     -----------------------------
NAME                     (#)(1)          ($)(1)        EXERCISABLE      UNEXERCISABLE      EXERCISABLE     UNEXERCISABLE
----                  --------------    ----------    ------------     ---------------    ------------    --------------
Ronald Altbach              0             --             0                150,000             0                0


----------------
(1) No options were exercised in fiscal year 1998.


ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Symposium has an option to purchase all of the outstanding stock of ACL. See "Business -- Automatic Communications Limited." If the Company exercises the option, Adam Bishop would be entitled to 1/10th of the exercise price and a trust of which Rupert Galliers-Pratt is the beneficiary and Ronald Altbach would each be entitled to 1/18th of the exercise price.


ITEM 8.            DESCRIPTION OF SECURITIES.

COMMON STOCK

         Symposium is authorized to issue 25,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. Holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote. The holders of common stock are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Symposium, the holders of common stock are entitled, subject to the rights of holders of preferred stock issued by Symposium, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The holders of common stock have no preemptive or conversion rights and they are not subject to further calls or assessments by Symposium. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the common stock issuable pursuant to this prospectus will be, when issued, fully paid and nonassessable.

PREFERRED STOCK

         Symposium is authorized to issue "blank check" preferred stock in one or more series from time to time with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of Symposium's common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of Symposium.

                                 PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         There is currently no market for Symposium's common stock. Symposium has never paid cash dividends on its common stock. Payment of future dividends will be within the discretion of Symposium's Board of Directors and will depend on, among other factors, retained earnings, capital requirements and the operating and financial condition of Symposium.


ITEM 2.           LEGAL PROCEEDINGS.

         Symposium is not currently a party to any pending legal proceedings.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Weinberg & Company ("Weinberg") audited the balance sheet of Symposium as of July 20, 1998 in a single purpose engagement. During the Symposium's two most recent fiscal years: (i) the Company had no disagreements with Weinberg, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Weinberg's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with an accounting report; and (ii) Weinberg did not advise the Company of any of the events that would have required reporting in a Form 8-K under Item 304(a)(iv)(B).

         The Company engaged Grant Thornton LLP as its principal independent auditors for the year ended December 31, 1998. Prior to such engagement, the Company did not consult with Grant Thornton LLP regarding the application of accounting principles to a specific, completed or contemplated transaction, or the type of audit opinion that might be rendered on the Symposium's financial statements.


ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.

         THE FOLLOWING DESCRIPTIONS REFLECT A 1-FOR-2 REVERSE STOCK SPLIT EFFECTIVE AS OF OCTOBER 7, 1998.

         1. In July 1998, Symposium issued to PageOne Business Productions, LLC and AppleTree Investment Co., an aggregate of 9,200 shares of common stock in consideration of organizational costs valued at $184. These shares were issued without registration under the Securities Act in reliance upon the exemption from registration under Section 4(2) the Securities Act as a transaction not involving a public offering.

           2. From July 1998 through October 1998, Symposium issued an aggregate of 328,264 shares of common stock to PageOne Business Productions, LLC, AppleTree Investment Co., Ltd., Kevin Welch and Deremie Enterprises Limited for $0.02 per share.

         On October 9, 1998, Symposium issued 6,658,800 shares of common stock for $0.01 per share to 31 investors. None of these investors were previously affiliated with any shareholders of Symposium.

         Following the October 9, 1998 issuance, a new board and a new executive management team was put in place for Symposium. The new management brought with it new business prospects and opportunities including the commencing of operations of Publishers Advantage and the acquisitions of Hamilton and ACL. As a result, Symposium was able to sell its stock at a higher price. An offering was commenced to raise additional capital and from October 29, 1998 through January 1999, Symposium issued an aggregate of 450,000 shares of common stock for $1.00 per share to Cresta Limited, Growise Investment, Ltd., The Mandel Company, T. Hoare Nominees Limited, Svea Balfour, Felcom Capital Corporation, William Dartmouth and John Miller. None of these investors were previously affiliated with Symposium or any shareholders of Symposium. Symposium granted to Growise Investment, Ltd. warrants to purchase 3,500 shares of common stock for $1.00 per share as a finders' fee for introducing Symposium to Felcom Capital Corporation.

         The foregoing issuances of common stock were exempt from registration under of the Securities Act of 1933, as amended, pursuant to Section 3(b) thereof and Rule 504 because, at the time of the issuances: (i) Symposium was not subject to reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (ii) Symposium was not an investment company; (iii) Symposium was not a development stage company that either had no specific plan or purpose or that indicated that its business plan was to engage in a merger or acquisition with an unidentified company or companies; and (iv) the aggregate price for all shares issued by the Company since inception was less than $1 million.

         3. In December 1998, Symposium issued warrants to each of Tom Mosey and Growise Investment Ltd. warrants to purchase 10,000 shares of the common stock of Symposium for $1.00 per share in consideration of consulting services provided by these persons. The warrants were issued without registration under the Securities Act in reliance upon the exemption from registration under Section 4(2) of the Securities Act as a transaction not involving a public offering, based on: (1) the fact that Mr. Mosey and Growise Investment Ltd. were accredited investors and represented that they were acquiring the warrants for investment purposes; and (2) the Company did not engage in any general advertisement or general solicitation in connection with the issuance of the warrants.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Symposium's Certificate of Incorporation and its Bylaws provide for the indemnification by Symposium of each director, officer and employee of Symposium to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended. Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

         In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

         Symposium's Certificate of Incorporation provides that a director of Symposium shall not be liable to Symposium or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(o)(7) of the Delaware General Corporation Law provides that a provision so limiting the personal liability of a director shall not eliminate or limit the liability of a director for, among other things: breach of the duty of loyalty; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; unlawful payment of dividends and transactions from which the director derived an improper personal benefit.

         Symposium has entered into separate but identical indemnity agreements (the "Indemnity Agreements") with each director of Symposium (the "Indemnitees"). Pursuant to the terms and conditions of the Indemnity Agreements, Symposium indemnified each Indemnitee against any amounts which he or she becomes legally obligated to pay in connection with any claim against him or her based upon any action or inaction which he or she may commit, omit or suffer while acting in his or her capacity as a director of Symposium or its subsidiaries, provided, however, that Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of Symposium and, with respect to any criminal action, had no reasonable cause to believe Indemnitee's conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Symposium pursuant to the above statutory provisions or otherwise, Symposium has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


PART F/S

         The following financial statements are filed with this Form 10-SB:

                  PRO FORMA COMBINED FINANCIAL STATEMENTS

SYMPOSIUM CORPORATION
         Introduction to Unaudited Pro Forma Combined Financial Statements Unaudited Pro Forma Combined Balance Sheet as of December 31, 1998 Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1998
         Notes to Unaudited Pro Forma Combined Financial Statements

                     HISTORICAL FINANCIAL STATEMENTS

SYMPOSIUM CORPORATION
         Report of Independent Certified Public Accountants
         Financial Statements
                  Consolidated Balance Sheet as of December 31, 1998 Consolidated Statement of Operations for the year ended
                    December 31, 1998
                  Consolidated Statement of Stockholders' Equity for the year ended December 31, 1998
                  Consolidated Statement of Cash Flows for the year ended
                    December 31, 1998
                  Notes to Consolidated Financial Statements

HAMILTON TELECOMMUNICATIONS CORPORATION
         Report of Independent Auditors
         Financial Statements
                  Profit and Loss Account for the year ended June 30, 1998 and
                   1997 and the period ended December 31, 1998 and 1997 (Unaudited)
                  Balance Sheet as at June 30, 1998 and December 31, 1998
                   (Unaudited)
                  Cash Flow Statement for the year ended June 30, 1998 and 1997 and the period ended December 31, 1998 and 1997 (Unaudited) Notes to the Financial Statements

                                PART III

ITEM 1.           INDEX TO EXHIBITS

     The following exhibits are filed with this Registration Statement:

Exhibit No.                   Exhibit Name
 3.1        Certificate of Incorporation of the Registrant, as amended.**
 3.2        By-Laws of the Registrant.*
10.1        Share Purchase and Sale Agreement, by and between Symposium Telecom
            Corporation and Hamilton Telecommunications Limited, dated
            December 14, 1998 as amended.
10.2        Option Agreement, by and between Symposium Telecom Corporation,
            Robert Green, Marilyn Shein, Fabrice Thomas, Shropshire Five
            Investment Limited and Automated Communications Limited, dated
            December 14, 1998, as amended.*
10.3        1998 Stock Option Plan.*
10.4        Form of Indemnification Agreement.*
16.1        Letter from Weinberg & Company, P.A., dated February 16, 1999, regarding change in certifying accountant.*
21.1        List of Subsidiaries of Registrant.*
27.1        Financial Data Schedule.*

--------------
* Incorporated by reference to exhibits to the Registrant's Registration Statement on Form 10-SB filed on February 24, 1999.

** Incorporated by reference to exhibits to the Registrant's Amendment No. 1 to Registration Statement on Form 10-SB filed on June 1, 1999.


ITEM 2.           DESCRIPTION OF EXHIBITS

     See Item 1 above.

                                  SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 2 to the registration statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               SYMPOSIUM CORPORATION
                                                    (Registrant)




Date: June 10, 1999                         By:  /s/ Ronald Altbach
     --------------------------                 --------------------------
                                                   Ronald Altbach
                                                   CHIEF OPERATING OFFICER



     Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



       Signature                            Title                              Date
       ---------                            -----                              ----
                                Co-Chairman of the Board and Chief
        *                       Executive Officer                          June 10, 1999
--------------------------
  Ruper Galliers-Pratt


                                Co-Chairman of the Board
                                Acting Chief Financial Officer and
/s/ Ronald Altbach              Chief Operating Officer                    June 10, 1999
--------------------------
  Ronald Altbach


        *                       Director                                   June 10, 1999
--------------------------
  Richard Cohen



* By /s/ Ronald Altbach
     -----------------------
     Ronald Altbach
     as his Attorney-in-Fact

                         SYMPOSIUM TELECOM CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                            PAGE

                                      PRO FORMA COMBINED FINANCIAL STATEMENTS
SYMPOSIUM TELECOM CORPORATION
    Introduction to Unaudited Pro Forma Combined Financial Statements                                       F-2
    Unaudited Pro Forma Combined Balance Sheet                                                              F-3
    Unaudited Pro Forma Combined Statement of Operations                                                    F-4
    Notes to Unaudited Pro Forma Combined Financial Statements                                              F-5 -- F-8


                                          HISTORICAL FINANCIAL STATEMENTS

SYMPOSIUM TELECOM CORPORATION (REGISTRANT)
    Report of Independent Certified Public Accountants                                                      F-9
    Financial Statements
      Consolidated Balance Sheet                                                                            F-10
      Consolidated Statement of Operations                                                                  F-11
      Consolidated Statement of Changes in Stockholders' Equity                                             F-12
      Consolidated Statement of Cash Flows                                                                  F-13
      Notes to Consolidated Financial Statements                                                            F-14 -- F-21

HAMILTON TELECOMMUNICATIONS LIMITED
    Report of Independent Auditors                                                                          F-22
    Financial Statements
      Profit and Loss Account                                                                               F-23
      Balance Sheet                                                                                         F-24
      Statement of Cash Flows                                                                               F-25
      Notes to the Financial Statements                                                                     F-26 -- F-33


                         Symposium Telecom Corporation

                       INTRODUCTION TO UNAUDITED PRO FORMA
                          COMBINED FINANCIAL STATEMENTS

                              BASIS OF PRESENTATION

Symposium Telecom Corporation (the "Company" or "Symposium"), a Delaware corporation, was founded in May 1997 under the name Brack Industries Inc. In July 1998, the Company amended its certificate of incorporation and changed its name to Symposium Telecom Corporation. The Company is engaged principally in telemarketing magazine and periodical subscription renewals to persons whose subscriptions have recently expired. Symposium has contracted to acquire all of the outstanding shares of Hamilton Telecommunications Limited ("Hamilton"), a company incorporated in the Republic of Ireland (the "Acquisition"). Hamilton supplies telecommunications services to international audiotext information providers located throughout Europe and the Middle East. Currently, none of the shareholders of Hamilton are direct or indirect shareholders of Symposium. Following the closing of the Acquisition, Robert Green and Marilyn Shein will become shareholders of Symposium. (See Note 1 - Acquisition.)

The following unaudited pro forma combined financial statements give effect to the Acquisition. The Acquisition is anticipated to occur in April 1999 and will be accounted for using the purchase method of accounting whereby the assets and liabilities of Hamilton are recorded at fair market value. Symposium has been identified as the accounting acquirer for financial statement presentation purposes.

The unaudited pro forma combined balance sheet gives effect to the Acquisition as if it had occurred on December 31, 1998. The unaudited pro forma combined statement of operations gives effect to the Acquisition as if it had occurred on January 1, 1998. The unaudited pro forma combined statement of operations reflects the operating results of Symposium and Hamilton for the calendar year ended December 31, 1998. Hamilton's operating results for its fiscal year ended June 30, 1998 were adjusted by adding the subsequent period, July 1, 1998 to December 31, 1998, and subtracting the interim period, July 1, 1997 to December 31, 1997.

The pro forma financial statements include adjustments to reflect (i) the effect of the Acquisition, (ii) the effect of contractual compensation of Symposium's new corporate management, (iii) the reduction in compensation to the management of Hamilton, (iv) amortization of goodwill over fifteen years,
(v) an adjustment to convert Hamilton's financial statements to U.S. generally accepted accounting principles, and (vi) amounts payable to the shareholders of Hamilton for the cash portion of the purchase price of the Acquisition and related interest expense at a rate of 12% per annum.

The pro forma adjustments are based on estimates, available information and certain assumptions and may be revised as additional information becomes available. The pro forma financial data do not purport to represent what Symposium's financial position or results of operations would actually have been if such transactions, in fact, had occurred on those dates and are not necessarily representative of Symposium's financial position or results of operations for any future period. Since the companies were not under common control, historical combined results may not be comparable to, or indicative of, future performance. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Registration Statement.

                        Symposium Telecom Corporation

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                December 31, 1998
                             (amounts in thousands)



                                                         Symposium          Hamilton              Pro
                                                         Telecom           Telecommuni-           forma              Pro
                                                        Corporation           cations            adjust-            forma
                      ASSETS                           (Registrant)           Limited             ment            combined
                                                       ------------        ------------         --------          --------
CURRENT ASSETS
   Cash                                                    $ 292              $   152          $   -             $     444
   Accounts receivable, net                                   10                1,677              -                 1,687
                                                            ----                -----            -------            ------

       Total current assets                                  302                1,829              -                 2,131

PLANT AND EQUIPMENT, NET                                      22                   77              -                    99

GOODWILL                                                     -                    -                7,124             7,124

ORGANIZATION COSTS                                            26                  -                -                    26
                                                            ----                -----            -------            ------

                                                           $ 350               $1,906            $ 7,124           $ 9,380
                                                            ====                =====             ======            ======


                  LIABILITIES AND
               STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Amounts payable to Hamilton shareholders                $ -                 $  -             $  5,750          $  5,750
   Accounts payable and accrued expenses                      72                1,538                 60             1,670
   Due to stockholders                                         3                  -                  -                   3
                                                            ----                -----             ------            ------
       Total current liabilities                              75                1,538              5,810             7,423

LONG-TERM DEBT
   Capital lease obligation, net of current portion          -                     39                -                  39
                                                            ----                -----             ------            ------

                                                              75                1,577              5,810             7,462
                                                            ----                -----             ------            ------
STOCKHOLDERS' EQUITY
   Common stock                                                7                  -                    2                 9
   Additional paid-in capital                                587                  -                1,641             2,228
   Retained earnings (accumulated deficit)                  (319)                 329               (329)             (319)
                                                            ----                -----             ------            ------

                                                             275                  329              1,314             1,918
                                                            ----                -----             ------            ------

                                                           $ 350               $1,906            $ 7,124           $ 9,380
                                                            ====                =====             ======            ======


The accompanying notes are an integral part of this unaudited statement.

                                Symposium Telecom Corporation

                      UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                                 Year ended December 31, 1998
                                   (amounts in thousands)


                                               Symposium        Hamilton
                                                Telecom        Telecommuni-           Total         Pro forma          Pro
                                              Corporation         cations           combined         adjust-          forma
                                             (Registrant)         Limited           historical        ments         combined
                                             ------------      ------------         ----------     -----------      --------
Revenues                                       $   14             $8,340            $8,354         $     -             $8,354
Cost of sales (Note 5)                             21              5,178             5,199               -              5,199
                                                 ----              -----             -----             ------           -----

       Gross margin                                (7)             3,162             3,155               -              3,155

Operating expenses                                312              2,874             3,186             (1,357)          1,829
Goodwill amortization                             -                  -                 -                  475             475
                                                 ----              -----             -----             ------           -----

       Operating income (loss)                   (319)               288               (31)               882             851

Other income (expense)
   Interest income                                -                   12                12               -                 12
   Interest expense                               -                  (11)              (11)              (690)           (701)
   Other income (expense)                         -                  -                 -                  (17)            (17)
                                                 ----              -----             -----             ------           -----

       Income (loss) before taxes                (319)               289               (30)               175             175

Provision for income taxes                       -                    32                32               -                 32
                                                 ----              -----             -----             ------           -----

       NET INCOME (LOSS)                        $(319)         $     257           $   (62)          $    175         $   143
                                                 ====              =====              ====             ======           =====

Net income (loss) per share
   Basic and diluted                            $(.18)                                                                $   .02
                                                 ====                                                                   =====

Shares used in computing
   net income (loss) per share
     Basic and diluted                      1,729,428                                                              9,013,321
                                            =========                                                              =========



The accompanying notes are an integral part of this unaudited statement.

                          Symposium Telecom Corporation

                           NOTES TO UNAUDITED PRO FORMA
                           COMBINED FINANCIAL STATEMENTS

NOTE 1 - ACQUISITION

     The following table sets forth the consideration to be paid (the "Purchase Consideration") in cash and shares of common stock of Symposium to Hamilton, and the allocation of the consideration to net assets acquired and resulting goodwill at December 31, 1998. The number of shares to be issued to Hamilton is based upon the assumed market value of $1.00 per share.



                                                                                                     Net
                                                      Shares of         Value         Total         assets
                                                       common            of         considera-     acquired,
                                           Cash         stock          shares         tion        as adjusted     Goodwill
                                           ----       ---------        ------       ----------    -------------   --------
                                           ---------------------------------(in 000's)------------------------------------
      Hamilton Telecommunications
        Limited                           $5,750       1,643          $1,643         $7,393        $ 269        $7,124
                                           =====       =====           =====          =====          ===          =====


     The total Purchase Consideration does not reflect any contingent consideration, which cannot exceed $6,000,000, as defined in the Purchase Agreement.

     Completion of the acquisition is conditioned upon Symposium's common stock being quoted on the OTC Bulletin Board Service and Symposium raising sufficient funds to satisfy the initial cash consideration. The Sellers may terminate the agreement if the conditions to closing are not satisfied by June 14, 1999. There is no certainty that Symposium will be able to complete the Acquisition.

     Based on management's preliminary analysis, it is anticipated that the historical carrying value of Hamilton's assets and liabilities will approximate fair value. The amount allocated to goodwill is approximately $7,124,000 at December 31, 1998.

                         Symposium Telecom Corporation

                          NOTES TO UNAUDITED PRO FORMA
                    COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 - UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS

     The following table summarizes unaudited pro forma combined balance sheet adjustments (amounts in thousands):



                                                                                                             Total
                                                                                                            adjust-
                                     ASSETS                                         (a)           (b)        ments
                                                                                   ------        ----       -------
     GOODWILL                                                                      $7,124       $ -         $7,124
                                                                                    -----        ---         -----

                                                                                   $7,124       $ -         $7,124
                                                                                    =====        ===         =====


                                  LIABILITIES AND
                               STOCKHOLDERS' EQUITY

     CURRENT LIABILITIES
       Amounts payable to Hamilton shareholders                                   $  5,750       $ -        $  5,750
       Accounts payable and accrued expenses                                         -              60            60
                                                                                    -------        ---        ------

          Total current liabilities                                                  5,750          60         5,810

     STOCKHOLDERS' EQUITY
       Common stock                                                                      2         -               2
       Additional paid-in capital                                                    1,641         -           1,641
       Retained earnings (deficit)                                                    (269)        (60)         (329)
                                                                                   -------         ---        ------

                                                                                     1,374         (60)        1,314
                                                                                   -------         ---        ------

                                                                                   $ 7,124      $  -         $ 7,124
                                                                                    ======       =====        ======


                          Symposium Telecom Corporation

                           NOTES TO UNAUDITED PRO FORMA
                     COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 - UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS (CONTINUED)

         (a) Records the consideration paid by Symposium, including cash consideration of $5.75 million and common stock with an assumed fair market value of $1.64 million, and the resulting goodwill. The pro forma assumes that the cash portion of the purchase price is funded by issuance of debt.

         (b) Records an adjustment to accrue a migration tax payable to present Hamilton's financial statements in accordance with U.S. generally accepted accounting principles.


NOTE 3 - UNAUDITED PRO FORMA COMBINED STATEMENTS
                OF OPERATIONS ADJUSTMENTS

     The following table summarizes unaudited pro forma combined statement of operations adjustments (amounts in thousands):





                                                         Year Ended December 31, 1998
                                          ----------------------------------------------------------------
                                                                                                    Pro
                                                                                                   forma
                                                                                                  adjust-
                                            (a)        (b)        (c)        (d)       (e)         ments
                                          --------     ---      -------    -------    -----      ---------
      Operating expenses                  $   -     $   -        $ 550    $(1,907)   $  -         $(1,357)
                                                                              -
      Goodwill amortization                  -          475       -                     -             475
                                            ----       ----       ----     ------      ---        -------
           Operating income                  -         (475)      (550)     1,907       -             882

      Other income and (expenses)

        Interest expense                    (690)      -          -           -         -            (690)

        Other income (expense)               -         -          -           -         (17)          (17)
                                            ----    --------      ----     ------       ---        ------
           Income before taxes              (690)      (475)      (550)     1,907       (17)          175

      Provision for taxes                    -         -          -           -          -           -
                                            ----       ----       ----     ------       ---      --------
           NET INCOME (LOSS)               $(690)     $(475)     $(550)   $ 1,907      $(17)     $    175
                                            ====       ====       ====     ======       ===        ======



     (a) The Company has commenced a private placement for the financing of the $5.75 million of cash required under the Hamilton purchase agreement on the following terms: a one year note payable bearing interest at 12% per annum. Note holders will be issued warrants to purchase 300,000 shares of common stock at $3.50 per share expiring twelve months after issuance. The Company records interest expense for twelve months at a rate of 12% per annum for acquisition indebtedness of $5.75 million. A difference of 1% in the actual interest rate from the assumed rate would change the net income by $57,750.

     (b) Records amortization of goodwill based on a fifteen-year life.
         This estimated life is based on the experience and background of the Company's principals, and the overall maturity of the audiotext industry.

                        Symposium Telecom Corporation

                         NOTES TO UNAUDITED PRO FORMA
                   COMBINED FINANCIAL STATEMENTS (CONTINUED)


NOTE 3 - UNAUDITED PRO FORMA COMBINED STATEMENTS
           OF OPERATIONS ADJUSTMENTS (CONTINUED)

     (c) Records an increase in compensation to Symposium management under terms approved by the Company's Board of Directors.

     (d) Reflects the net reduction in compensation to the owners and officers of Hamilton, based on terms agreed to with Symposium. The adjustment is calculated as follows:


           Actual Compensation           $2,507,000
           Contracted Compensation          600,000
                                         ----------
                                         $1,907,000
                                         ----------
                                         ----------


         The adjustment as set forth above does not include an adjustment for bonuses payable to the owners and officers of Hamilton since Hamilton's pro forma net income did not exceed certain threshold amounts.



         The Contracted Compensation is pursuant to consulting agreements which will be executed simultaneously with the closing of the Acquisition.



     (e) Records an adjustment to accrue a migration tax payable in order to present Hamilton's financial statements in accordance with U.S. generally accepted accounting principles. The amount is derived by adding the adjustment for the six months ended December 31, 1998 to the cumulative adjustment at June 30, 1998, and subtracting the adjustment for the six months ended December 31, 1997.


NOTE 4 - PRO FORMA NET INCOME PER SHARE

     Basic and diluted pro forma net income per share is computed by dividing net income by the 9,013,321 common shares outstanding upon the completion of the Acquisition. Outstanding options and warrants have not been included in the computation as the effect would be antidilutive.


NOTE 5 - NON-RECURRING INCOME

     Included in cost of sales of Hamilton is a non-recurring reduction of costs in the amount approximately $675,000.


NOTE 6 - INCOME TAXES - HAMILTON

         No current tax provision has been recorded since Hamilton is not subject to income taxes in the United States until such time as income is repatriated. The Company's management has no intent to repatriate foreign earnings.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
  SYMPOSIUM TELECOM CORPORATION AND SUBSIDIARY


We have audited the accompanying consolidated balance sheet of Symposium Telecom Corporation and Subsidiary (the "Company"), as of December 31, 1998 and the related consolidated statements of operations and deficit, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symposium Telecom Corporation and Subsidiary at December 31, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


GRANT THORNTON LLP


New York, New York
February 11, 1999

                  Symposium Telecom Corporation and Subsidiary

                          CONSOLIDATED BALANCE SHEET

                               December 31, 1998


                                    ASSETS


CURRENT ASSETS
  Cash                                                         $ 292,194
  Accounts receivable (net of $2,994 allowance
    for doubtful accounts)                                        10,197
                                                               ---------

      Total current assets                                       302,391

EQUIPMENT, NET                                                    22,304

ORGANIZATION COSTS                                                25,110
                                                               ---------

                                                               $ 349,805
                                                               ---------
                                                               ---------

                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued expenses                      $  71,625
    Due to stockholders                                            3,162
                                                               ---------

         Total current liabilities                                74,787

STOCKHOLDERS' EQUITY
    Preferred stock - par value, $.001 per share;
      authorized, 10,000,000 shares; -0- shares
      issued and outstanding                                       -
    Common stock - par value, $.001 per share;
      authorized, 25,000,000 shares; 7,370,464
      shares issued and outstanding                                7,370
    Additional paid-in capital                                   587,152
    Deficit                                                     (319,504)
                                                               ---------

                                                                 275,018
                                                               ---------

                                                               $ 349,805
                                                               ---------
                                                               ---------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                 Symposium Telecom Corporation and Subsidiary

                     CONSOLIDATED STATEMENT OF OPERATIONS

                         Year ended December 31, 1998


Revenues                                                 $   13,816
Cost of sales                                                20,586
                                                         ----------

       Gross loss                                            (6,770)
                                                         ----------

Operating expenses
   Consulting expenses                                      145,838
   Compensation                                              83,000
   Transfer agency fee                                       11,543
   Auto expense                                                 543
   Travel expense                                             7,645
   Legal expense                                             42,014
   Accounting expense                                         3,807
   Telephone expense                                          3,001
   Licenses and taxes                                           225
   Depreciation expense                                         124
   Office expense                                            12,799
   Miscellaneous                                              2,195
                                                         ----------

                                                            312,734
                                                         ----------

       NET LOSS                                          $ (319,504)
                                                         ----------
                                                         ----------

Net loss per share of common stock
  Basic and diluted                                           $(.18)
                                                         ----------
                                                         ----------

Weighted average common stock outstanding
  Basic and diluted                                      1,729,428
                                                         ----------
                                                         ----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                 Symposium Telecom Corporation and Subsidiary

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                         Year ended December 31, 1998


                                                      Common Stock
                                                   ------------------
                                                   Number                Additional                       Total
                                                     of                   paid-in      Accumulated    stockholders'
                                                   shares      Amount     capital        deficit         equity
                                                   ------      ------    ----------    -----------    -------------
Balance at January 1, 1998                            -        $  -       $   -        $    -           $    -

Shares issued for services                            9,200         9          175                            184
Shares issued for cash                            7,361,264     7,361      430,977          -             438,338
Stock options and warrants issued for services                              73,000                         73,000
Contributed services - officers                                             83,000                         83,000
Net loss                                                                                (319,504)        (319,504)
                                                  ---------    ------     --------     ---------        ---------

Balance at December 31, 1998                      7,370,464    $7,370     $587,152     $(319,504)       $ 275,018
                                                  ---------    ------     --------     ---------        ---------
                                                  ---------    ------     --------     ---------        ---------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                 Symposium Telecom Corporation and Subsidiary

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                         Year ended December 31, 1998


Cash flows from operating activities
   Net loss                                                     $(319,504)
   Adjustments to reconcile net loss to the net cash
     used in operating activities
       Depreciation                                                   124
       Stock options and warrant issued for services               73,000
       Contributed services - officers                             83,000
       Net change in asset and liabilities
         Accounts and other receivables                           (10,197)
         Accounts payable and accrued expenses                     71,625
         Due to stockholders                                        3,162
                                                                ---------

         Net cash used in operating activities                    (98,790)
                                                                ---------

Cash flows from investing activities
   Purchase of equipment                                          (22,428)
   Organization costs                                             (24,926)
                                                                ---------

         Net cash used in investing activities                    (47,354)
                                                                ---------

Cash flows from financing activities
   Issuance of common stock                                       438,338
                                                                ---------

         NET INCREASE IN CASH                                     292,194

Cash at beginning of year                                            -
                                                                ---------

Cash at end of year                                             $ 292,194
                                                                ---------
                                                                ---------

Supplemental disclosure of cash flow information:
   Noncash investing activities
     9,200 shares of common stock issued for
       organization costs                                       $     184


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                 Symposium Telecom Corporation and Subsidiary

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1998

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT
           ACCOUNTING POLICIES

     FORMATION OF THE COMPANY

     Symposium Telecom Corporation (the "Company") was incorporated in Delaware on May 9, 1997 under the name of Brack Industries Inc. No activity in the Company occurred until 1998, when initial capital contributions were made. As a result, no financial statements have been presented for the period prior to January 1, 1998. In June 1998, the Company amended its certificate of incorporation and changed its name to Symposium Telecom Corporation. The Company, through its wholly-owned subsidiary, Publisher Advantage Corporation ("PAC"), is engaged principally in telemarketing in the United States for magazine and periodical subscription renewals to persons whose subscriptions have recently expired. PAC commenced operations in the quarter ended December 31, 1998.

     ACQUISITIONS

     In December 1998, the Company contracted to acquire all of the outstanding shares of Hamilton Telecommunications Limited ("Hamilton"), a corporation organized under the laws of the Republic of Ireland that supplies telecommunications services to international audiotext information providers located throughout Europe and in the Middle East. The Acquisition will be accounted for using the purchase method of accounting.

     The purchase price for Hamilton is $5.75 million plus 1,642,857 shares of the Common Stock plus contingent consideration equal to the lesser of: (1) five times the amount, if any, by which the relevant profits (as defined) of Hamilton for its fiscal year ending June 30, 1999 exceed $2.25 million (the relevant profits of Hamilton for the fiscal year ended June 30, 1998), and (2) $6,000,000. The contingent consideration is payable 50% in cash and 50% in shares of Common Stock valued at $3.50 per share (accordingly, a maximum of 857,143 additional shares of Common Stock may be issued).

     The Acquisition of Hamilton is contingent upon the Company's ability to obtain financing of at least $5.75 million and its stock being quoted on the OTC Bulletin Board Service. There is no certainty that the Company will be able to complete the Acquisition. The stockholders of Hamilton can cancel the agreement if the conditions to closing are not satisfied by June 14, 1999.

                Symposium Telecom Corporation and Subsidiary

                               December 31, 1998


NOTE A (CONTINUED)

     In addition, in December 1998, the Company purchased an option (the "Option Agreement") to acquire all of the outstanding capital stock of Automated Communications Limited ("ACL"), a Bahamas corporation. ACL, which is owned beneficially by the principal shareholders of Hamilton, is an international audiotext service operator that had not generated revenues as of December 31, 1998. The Company has agreed to pay an option fee in shares of common stock having a market value of $2 million if certain conditions are satisfied, including the completion of the acquisition of Hamilton and the certification by ACL's auditors that within nine months of the date of the agreement ACL had earned in any one month in excess of $100,000 over its expenditures. The purchase price for the ACL shares is an amount equal to the relevant profits of ACL for the 12-month period ending 18 months following the date the common stock of Symposium becomes quoted on the OTC Bulletin Board Service, multiplied by six, less the option fee. The option price is payable 50% in cash and 50% in shares of common stock (based on the market value of the common stock). The option is exercisable during a six-month period following the period during which the relevant profits are calculated. Under the terms of the agreement, certain executives of the Company would be entitled to receive a portion of the proceeds as compensation for services. Under the Option Agreement, Symposium has agreed that without the approval of the shareholders of ACL it will not issue any preferred stock (other than in connection with any financing to complete the Hamilton acquisition) until the earlier to occur of payment of the option price or the date the common stock of Symposium is listed on the Nasdaq stock market.

     There is no certainty that the Company will be able to complete the Acquisition.

     A summary of significant accounting policies applied consistently in the preparation of the accompanying financial statements follows:

     BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Publishers Advantage Corporation ("PAC"). All intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

                   Symposium Telecom Corporation and Subsidiary

                                December 31, 1998


NOTE A (CONTINUED)

     REVENUE RECOGNITION

     PAC recognizes revenue as commissions are earned when subscription renewals are received. PAC estimates a reserve for renewals that are ultimately not collectible.

     USE OF ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     EQUIPMENT

     Equipment is recorded at cost, less accumulated depreciation. Depreciation expense is computed using straight-line and accelerated methods over the equipment's useful life.

     NET LOSS PER SHARE

     Net loss per common share is based on the weighted-average number of common shares outstanding during the periods.

     Basic earnings per share exclude dilution and are computed by dividing income (loss) available to common shareholders by the weighted-average common shares outstanding for the period. Diluted earnings per share reflect the weighted-average common shares outstanding plus the potential dilutive effect of securities or contracts which are convertible to common shares, such as options, warrants, and convertible preferred stock.

     Options and warrants to purchase 580,000 shares and 20,000 shares, respectively, of common stock were outstanding at December 31, 1998, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

                   Symposium Telecom Corporation and Subsidiary

                                December 31, 1998

NOTE A (CONTINUED)

     IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews long-lived assets and certain identifiable intangibles held and used for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has determined that no provision is necessary for the impairment of long-lived assets at December 31, 1998.

NOTE B - EQUIPMENT

     Equipment at December 31, 1998 is summarized as follows:

                                                                                                Useful
                                                                                                 life
                                                                                               --------
      Equipment                                                            $22,428              5 years
      Less:  accumulated depreciation                                         (124)
                                                                          --------
                                                                           $22,304
                                                                          --------
                                                                          --------

     Depreciation expense amounted to $124 for the year ended December 31, 1998.


NOTE C - CONCENTRATIONS

     The Company maintains its cash balances at two financial institutions. Deposits are insured by the Federal Deposit Insurance Corporation on aggregate balances up to $100,000 at each financial institution. Uninsured balances aggregate to approximately $200,000 at December 31, 1998. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

     The success of the PAC's telemarketing business is subject to a number of risks and uncertainties, including the ability to obtain lists of expiring subscriptions directly from publishers. In 1998, PAC received all of its lists of expiring subscriptions from one publisher.

                   Symposium Telecom Corporation and Subsidiary

                                December 31, 1998


NOTE D - STOCKHOLDERS' EQUITY

     The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value and 10,000,000 shares of preferred stock, $.001 par value. From its date of incorporation to December 31, 1998, and after giving effect to a 1-for-2 reverse split in October 1998, the Company has issued 7,361,264 shares for cash and 9,200 shares for organization costs, as follows:

                                                              Number
          Price per                                             of                       Net
            share                                             shares                   proceeds
          ---------                                           -------                 ----------
          $  .01                                              6,658,800               $  66,589
             .02                                                346,664                   6,933
            1.00                                                365,000                 365,000
                                                             ----------               ---------

                                                              7,370,464                $438,522
                                                             ----------               ---------
                                                             ----------               ---------

     In December 1998, the Company granted warrants to two consultants to purchase an aggregate of 20,000 shares of the Company's common stock at an exercise price of $1.00 per share. The warrants expire December 3, 2001. The Company recognized $4,000 of consulting expense related to these warrants.


NOTE E - STOCK OPTIONS

     In December 1998, the Board of Directors approved the adoption of a stock option plan (the "Plan"). The Plan provides for the grant of options to purchase up to 1,000,000 shares of the Company's common stock. These options may be granted to selected eligible directors, officers, employees and consultants of the Company. Options granted under the Plan may either be "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or options which do not qualify as "incentive stock options." The exercise price of an incentive stock option may not be less than the fair market value of a share of common stock on the date of grant. There is no limitation on the exercise price of options that are not incentive stock options. No participant may receive options representing more than 50% of the aggregate number of shares of common stock that may be issued pursuant to all options under the Plan.

                  Symposium Telecom Corporation and Subsidiary

                                 December 31, 1998


NOTE E (CONTINUED)

     Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation establishes financial accounting and reporting standards for stock-based employee compensation plans. The financial accounting standards of SFAS No. 123 permit companies to either continue accounting for stock-based compensation under previous rules or adopt SFAS No. 123 and reflect the fair value of stock options and other forms of stock-based compensation in the results of operations and additional expense. The disclosure requirements of SFAS No. 123 require companies which elect not to record the fair value in the statement of operations to provide pro forma disclosures of net income and earnings per share in the notes to the financial statements as if the fair value of stock-based compensation had been recorded.

     The Company follows Accounting Principles Board Opinion No. 25 and its related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized in the statement of operations for employee stock options, however, the Company did recognize approximately $69,000 of consulting expense for options which were granted in 1998 to directors and consultants.

     The following table summarizes the stock option activity for the year ended December 31, 1998:

                                                                      Weighted
                                                                       average
                                                                      exercise
                                                                        price                    Shares
                                                                      --------                   -------
      Balance at January 1, 1998                                        $  -                          -

      Granted                                                           $.98                     580,000
                                                                                                 -------

      Balance at December 31, 1998                                                               580,000
                                                                                                 -------
                                                                                                 -------

     As of December 31, 1998, no options outstanding were exercisable. The exercise price for all stock options awarded was determined by the Board of Directors of the Company.

                  Symposium Telecom Corporation and Subsidiary

                               December 31, 1998

NOTE E (CONTINUED)

     The following table summarizes option data as of December 31, 1998:


                                                          Options outstanding
                                            ----------------------------------------------
                                                              Weighted-
                                                               average           Weighted-
                                                              remaining           average
         Range of                            Number          contractual         exercise          Number
       exercise price                      outstanding          life               price         exercisable
       --------------                      -----------       -----------         ---------       -----------
            $.01                             70,000              4 years         $  .01                -
        $1.00 - $2.50                       510,000              4 years         $ 1.12                -
                                          ---------                              ------           ---------

                                            580,000                              $  .98                -
                                          ---------                              ------           ---------
                                          ---------                              ------           ---------

     The Company utilized the Black-Scholes option-pricing model to quantify the expense for options and warrants granted to nonemployees and the pro forma effects on net loss and net loss per share of the fair value of the options granted to employees during 1998. The following assumptions were made in estimating fair value.

      Risk-free interest rate                                                       6%
      Expected option life                                                          4 years
      Expected volatility                                                           1%


     Had compensation cost been determined under SFAS No. 123 for the year ended December 31, 1998, net loss and net loss per share would have been increased as follows:

      Net loss
          As reported                                                                   $(319,504)
          Pro forma for stock options and warrants                                       (351,504)

      Net loss per share
          As reported                                                                     $(.18)
          Pro forma for stock options and warrants                                         (.20)


                   Symposium Telecom Corporation and Subsidiary

                                December 31, 1998


NOTE F - COMMITMENTS AND CONTINGENCIES

     CONSULTING AGREEMENTS - RELATED PARTIES

     The Company has engaged the services of several consultants, who are directors or shareholders, to promote public relations and to identify business development leads and potential acquisition targets for the Company. The Company has commitments for consulting costs of approximately $100,000 over the next twelve months related to these agreements. Under one of these agreements, the Company issued options to purchase 40,000 shares of its common stock.

     SERVICE AGREEMENT

     PAC has engaged Publishers National Associated Service ("PNAS") to perform, on a "turnkey" basis, telemarketing services for PAC. PNAS performs these services at a telemarketing call center in Blasdell, New York. Publishers Advantage's operations occupy space in the call center. PNAS provides, at its expense, the facility, all telephones, telephone lines, telemarketers, bookkeeping and other administrative personnel and facilities management. PAC supplies the other computer software and equipment used by the telemarketers. PAC compensates PNAS by paying the agreed-upon hourly fee for each hour worked by each telemarketer.

     PAC depends on PNAS to perform PAC's telemarketing operations. PAC's engagement of PNAS will terminate in December 1999 and there is no assurance that PNAS will renew the arrangement. Although there are many other companies that provide similar services, there is no assurance that PAC would be able to engage an acceptable replacement by the time the arrangement with PNAS terminates. If PAC's engagement of PNAS is terminated, PAC will not generate any revenues during the period in which it has no agreement with a telemarketing service company to perform these services for PAC and has no capability of performing these services with its own personnel.


NOTE G - INCOME TAXES

     Income taxes payable are provided for on taxable income at the statutory rates applicable to such income. No current tax provision has been recorded as a result of losses incurred by the Company.

     No deferred taxes have been provided since the amounts of deferred tax assets and liabilities are immaterial to the accompanying financial statements.

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and the Shareholders of Hamilton Telecommunications Limited.

We have audited the accompanying balance sheet of Hamilton Telecommunications Limited ("the Company") as of June 30, 1998 and the related statements of profit and loss account and cash flows for the years ended June 30, 1998 and 1997 (together, "the financial statements") which, as described in the financial statements, have been prepared on the basis of accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United Kingdom, which are substantially the same as auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Telecommunications Limited as of June 30, 1998, and the results of its operations and its cash flows for the years ended June 30, 1998 and 1997, in conformity with accounting principles generally accepted in the United Kingdom.

United Kingdom accounting principles vary in certain material respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of shareholders' equity and financial position as of June 30, 1998, and the determination of net profit for the years ended June 30, 1998, and 1997 to the extent summarized in Note 14 to the financial statements.

SINCLAIR CROYDON
Chartered Accountants and Registered Auditors

Squires House
81 - 87 High Street,
Billericay,
Essex, CM12 9AS
27th October 1998

                       HAMILTON TELECOMMUNICATIONS LIMITED

                              PROFIT AND LOSS ACCOUNT

                                                                                                  SIX MONTHS ENDED
                                                 FOR THE YEAR ENDED JUNE 30,                         DECEMBER 31,
                                  -----------------------------------------------------  ------------------------------------
                         NOTES             1998                              1997                1998                 1997
                         ------   ----------------------       -----------------------   -------------------       ----------
                                                                                                      (unaudited)

TURNOVER                  1                   $9,828,941                   $5,702,179            $3,756,257        $5,245,404
Cost of sales                                  6,361,614                    4,165,996             2,454,957         3,639,110
                                              ----------                   ----------            ----------        ----------
GROSS PROFIT                                   3,467,327                    1,536,183             1,301,300         1,606,294
Administrative expenses                        3,291,288                    1,471,536             1,158,654         1,575,675
                                              ----------                   ----------            ----------        ----------
OPERATING PROFIT          2                      176,039                       64,647               142,646            30,619
Interest receivable       3        $10,678                      $4,846                   $2,582       1,340
Interest payable          4          6,466         4,212          -             4,846     4,498      (1,916)            1,340
                                   -------    ----------        -------    ----------    ------  ----------        ----------
PROFIT ON ORDINARY
ACTIVITIES BEFORE TAXATION                       180,251                       69,493               140,730            31,959
Tax on profit on ordinary
  activities              5                       39,322                       22,117                                   7,187
                                              ----------                   ----------            ----------        ----------
PROFIT ON ORDINARY
ACTIVITIES AFTER TAXATION                        140,929                       47,376               140,730            24,772
RETAINED PROFIT BROUGHT
FORWARD                                           47,376                                            188,305            47,376
                                              ----------                   ----------            ----------        ----------
RETAINED PROFIT CARRIED
FORWARD                                       $  188,305                   $   47,376            $  329,035        $   72,148
                                              ==========                   ==========            ==========        ==========

The company has no recognized gains or losses other than the profit or loss for the above financial years.


The accompanying accounting policies and notes form an integral part of this financial statement.

                   HAMILTON TELECOMMUNICATIONS LIMITED

                            BALANCE SHEET

                                                                                                          December 31,
                                                                              June 30,                        1998
                                                      NOTES                     1998                       (unaudited)
                                                    -------                     ----                      ------------
FIXED ASSETS

Tangible assets                                       6                               $ 91,541                    $ 76,865

CURRENT ASSETS
Debtors                                               7            $1,271,211                        $1,676,779
Cash at bank and in hand                                              145,810                           151,850
                                                                   ----------                        ----------

                                                                    1,417,021                         1,828,629

CREDITORS - amounts falling due
within one year                                       8             1,277,693                         1,537,768
                                                                   ----------                        ----------

NET CURRENT ASSETS                                                                     139,328                     290,861
                                                                                      --------                    --------
                                                                                       230,869                     367,726

CREDITORS - amounts due after one year                9                                 42,562                      38,689
                                                                                      --------                    --------

                                                                                      $188,307                    $329,037
                                                                                      --------                    --------
                                                                                      --------                    --------
CAPITAL AND RESERVES

Share Capital                                        11                               $      2                    $      2

Profit and Loss Account                                                                188,305                     329,035
                                                                                      --------                    --------
                                                                                      $188,307                    $329,037
                                                                                      --------                    --------
                                                                                      --------                    --------

The accompanying accounting policies and notes form an integral part of this financial statement.

                     HAMILTON TELECOMMUNICATIONS LIMITED

                             CASH FLOW STATEMENT

                                                                                                 SIX MONTHS ENDED
                                                           FOR THE YEAR ENDED JUNE 30,             DECEMBER 31,
                                                          ----------------------------         1998             1997
                                          NOTES             1998                1997     ----------------    ----------
                                         ------           --------            --------             (unaudited)
                                                                                         ------------------------------

NET CASH INFLOW FROM OPERATING
ACTIVITIES

Operating profit                                           $176,039             $64,647          $ 142,646   $   30,619
Depreciation                                                 18,712               7,156             14,676        5,216
Decrease in debtors                                       1,397,479          (2,668,690)          (405,568)  (2,585,175)
Decrease in creditors                                     1,412,662)          2,648,247            257,846    3,228,306
                                                          ---------          ----------           --------   ----------
                                                            179,568              51,360              9,600      678,966
RETURNS ON INVESTMENT AND
SERVICING OF FINANCE
Interest received                                $10,678              $4,846             $2,582                   1,340
Interest paid                                     (6,466)                                (4,498)
                                                 -------              ------             ------              ----------
Net cash inflow from returns on
investments and servicing of finance                          4,212               4,846             (1,916)       1,340

TAXATION
Corporation tax paid                                        (25,274)                                            (22,117)

INVESTING ACTIVITIES
Payments to acquire tangible fixed
assets                                                      (88,781)            (28,629)                        (66,311)
                                                          ---------           ---------            --------  ----------

NET CASH INFLOW BEFORE FINANCING                             69,725              27,577              7,684      591,878


FINANCING ACTIVITIES

Capital element of Finance leases                            48,508                                 (1,644)      49,515
                                                          ---------           ---------            --------   ---------
INCREASE IN CASH AND CASH
EQUIVALENTS                                               $ 118,233           $  27,577            $ 6,040    $ 641,393
                                                          =========           =========            ========   =========


RECONCILIATION OF CHANGE IN CASH
AND CASH EQUIVALENTS

Cash at bank and in hand at the
beginning of the year                                     $  27,577                   -           $145,810    $  27,577

Cash at bank and in hand at the end of
the year                                                    145,810              27,577            151,850      668,970
                                                          ---------           ---------           --------    ---------
                                                          $ 118,233           $  27,577           $  6,040    $ 641,393
                                                          =========           =========           ========    =========

The accompanying accounting policies and notes form an integral part of this financial statement.

                        HAMILTON TELECOMMUNICATIONS LIMITED

                         NOTES TO THE FINANCIAL STATEMENTS

                               AS AT JUNE 30, 1998

          (Information relating to December 31, 1998 and 1997 is Unaudited)

1.   ACCOUNTING POLICIES

     (a)  CURRENCY
          All figures are stated in U.S. dollars, which is the functional currency of the Company.

     (b)  ACCOUNTING CONVENTIONS
          The financial statements have been prepared under the historical cost convention.

     (c)  ACCOUNTING STANDARDS
          The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom.

     (d)  TURNOVER AND DEBTORS
          Turnover comprises payments received and due for services provided at their estimated recoverable amounts. This is recorded as 90% of the volume of measured telephone call traffic carried over brokered telephone lines. The 90% payment makes allowance for a measurement variance between the volume of call traffic as measured by the telephone company in the country of origin of the call, and the call carrier. The call carrier pays Hamilton Telecommunications Limited before they receive final settlement from the country of origin. The 10% retention is expected to adequately cover any measurement variances. The residual amounts will be accounted for upon receipt.

     (e)  FOREIGN EXCHANGE DIFFERENCES
          Assets and liabilities in foreign currencies are translated into U.S. dollars at rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into U.S. dollars at the average exchange rate for the year. Exchange differences are taken into account in arriving at the operating profit.

     (f)  DEPRECIATION
          Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost of the assets to their anticipated residual values over their expected useful lives, as follows:

                                           Rate                 Method
          Plant and equipment              25%                  straight line
          Motor vehicles                   25%                  straight line

                     HAMILTON TELECOMMUNICATIONS LIMITED

                      NOTES TO THE FINANCIAL STATEMENTS

                            AS AT JUNE 30, 1998

          (Information relating to December 31, 1998 and 1997 is Unaudited)

1.   ACCOUNTING POLICIES (CONTINUED)

     (g)  TAXATION
          The accounts include a provision for U.K. corporation tax on the profits of the business up until the date of the company's migration from the U.K. This liability is yet to be agreed with the U.K. tax authorities.

2.   OPERATING PROFIT

     Operating profit is stated after charging:

                                                                                              Six months ended
                                                          Year ended June 30,                    December 31,
                                                     ----------------------------        ----------------------------
                                                     1998                    1997        1998                    1997
                                                     ----                    ----        ----                    ----
                                                                                                 (unaudited)
      Auditors' remuneration                      $20,000                 $18,858      $10,000                 $10,000
      Depreciation                                 18,712                   7,156       14,676                   5,216
      Equipment rental                              2,904                  23,296            -                       -
      Foreign exchange difference                   9,002                  18,502        3,210                       -

3.  INTEREST RECEIVABLE AND SIMILAR INCOME

                                                                                              Six months ended
                                                          Year ended June 30,                    December 31,
                                                     ----------------------------        ----------------------------
                                                     1998                    1997        1998                    1997
                                                     ----                    ----        ----                    ----
                                                                                                 (unaudited)
      Bank interest                               $10,678                  $4,846       $2,582                  $1,340
                                                   ======                   =====       ======                  ======

4.  INTEREST PAYABLE

                                                                                              Six months ended
                                                          Year ended June 30,                    December 31,
                                                    ----------------------------        ----------------------------
                                                    1998                    1997        1998                    1997
                                                    ----                    ----        ----                    ----
                                                                                                 (unaudited)
      On hire purchase contact                    $5,830                   -          $4,498                      -
      On bank current accounts                       636                   -               -                      -
                                                  ------              ------          ------                 ------
                                                  $6,466                   -          $4,498                      -
                                                  ------              ------          ------                 ------
                                                  ------              ------          ------                 ------

                         HAMILTON TELECOMMUNICATIONS LIMITED

                          NOTES TO THE FINANCIAL STATEMENTS

                                AS AT JUNE 30, 1998

          (Information relating to December 31, 1998 and 1997 is Unaudited)

5.   TAXATION

     The tax charge on the profit on ordinary activities for the year was as follows:

                                                           Year ended          Six months ended
                                                            June 30,              December 31,
                                                         1998      1997        1998        1997
                                                         ----      ----        ----       ------
                                                                                  (unaudited)
      U.K. corporation tax @ 21%                        $39,322   $22,117         -       $7,187
                                                        =======   =======      ====       ======

6.   TANGIBLE FIXED ASSETS

                                                                     June 30, 1998 and 1997
                                                      ---------------------------------------------------
                                                        Motor              Plant and
                                                      Vehicles             Equipment              Total
                                                      --------             ---------            ---------
      Cost
          At 1st July 1997                                                   $28,629            $  28,629
          Additions in the year                        $72,591                16,190               88,781
                                                        ------                ------             --------
          At 30th June 1998                            $72,591               $44,819             $117,410
                                                        ======                ======              =======
      Depreciation
          At 1st July 1997                                                  $  7,157           $    7,157
          Charge for the year                         $  7,508                11,204               18,712
                                                       -------                ------             --------
          At 30th June 1998                           $  7,508               $18,361            $  25,869
                                                       =======                ======             ========
      Net Book Value
          At 30th June 1997                            $65,083               $26,458            $  91,541
                                                        ======                ======             ========
          At 30th June 1998                                                  $21,472            $  21,472
                                                                              ======             ========


                                                                         December 31, 1998
                                                      ---------------------------------------------------
                                                                             (unaudited)
                                                        Motor              Plant and
                                                      Vehicles             Equipment              Total
                                                      --------             ---------            ---------
      Cost
          At 1st July 1998                                                  $28,629             $ 28,629
          Additions in the Period                      $72,591               16,190               88,781
                                                       -------              -------             --------
          At 31st December 1998                        $72,591              $44,819             $117,410
                                                       -------              -------             --------
                                                       -------              -------             --------

     Depreciation expense for the six months ended December 31, 1998 and 1997 was $14,676 and $5,216, respectively.

     Included in the amounts for fixed assets above are the following amounts relating to assets which are subject to hire purchase contracts:

                                                                     Year ended
                                                                    June 30, 1998
                                                                    -------------
                                                                        Motor
                                                                      Vehicles
                                                                      --------
      Net book value                                                   $65,083

      Depreciation charge for the year                                 $ 7,508
                                                                       =======

                        HAMILTON TELECOMMUNICATIONS LIMITED

                         NOTES TO THE FINANCIAL STATEMENTS

                                AS AT JUNE 30, 1998

          (Information relating to December 31, 1998 and 1997 is Unaudited)

7.   DEBTORS

                                                                   June 30,             December 31,
                                                                     1998                   1998
                                                                     ----              ------------
                                                                                         (unaudited)
      Amounts falling due within one year
          Trade debtors                                            $1,271,211           $1,667,071
          Prepaid expenses                                                  -                9,708
                                                                   ----------           ----------
                                                                   $1,271,211           $1,676,799
                                                                   ----------           ----------
                                                                   ----------           ----------


     As described in the Note 1(d) the Company records 90% of the volume of telephone call traffic as Turnover. No additional bad debt allowance is provided for. As of December 31, 1998 the aging of Debtors increased in relation to a decrease in Turnover, as a result of a temporary change in the advance rate by a major customer. Since December 31, 1998 approximately $1,286,000 of Debtors amounts have been collected.


8.   CREDITORS


                                                                   June 30,             December 31,
                                                                     1998                   1998
                                                                     ----              ------------
                                                                                         (unaudited)
      Amounts falling due within one year
          Trade creditors                                          $1,220,115           $1,485,242
          Hire purchase                                                 5,946                8,175
          Other creditors                                                 186                  186
          Corporation Tax                                              36,165               36,165
          Accruals                                                     15,281                8,000
                                                                   ----------           ----------
                                                                   $1,277,693           $1,537,768
                                                                   ----------           ----------
                                                                   ----------           ----------

  9. CREDITORS


                                                                    June 30,             December 31,
                                                                      1998                   1998
                                                                      ----              ------------
                                                                                          (unaudited)
      Amounts falling due after more than one year
          Hire purchase                                               $42,562           $38,689
                                                                      -------           -------
                                                                      -------           -------

                       HAMILTON TELECOMMUNICATIONS LIMITED

                         NOTES TO THE FINANCIAL STATEMENTS

                                AS AT JUNE 30, 1998

          (Information relating to December 31, 1998 and 1997 is Unaudited)

10.   HIRE PURCHASE OBLIGATIONS

      The maturity of these amounts is as follows:

                                                                     June 30,
                                                                       1998         December 31, 1998
                                                                     --------       -----------------
                                                                                        (Unaudited)
      Amounts payable
      In the following year                                          $  5,946             $ 8,175
      In the second year                                               10,246              38,689
      In the third year                                                32,316                   -
                                                                      -------             -------
      Net obligation                                                  $48,508             $46,864
                                                                      -------             -------
                                                                      -------             -------

11.   SHARE CAPITAL

                                                                      June 30,
                                                                        1998         December 31, 1998
                                                                     ---------       -----------------
                                                                                         (Unaudited)

      Ordinary shares of IR L1 each
          Authorized                                                  100,000              100,000
                                                                      -------              -------
                                                                      -------              -------
          Issued and fully paid                                             2                    2
                                                                      -------              -------
                                                                      -------              -------

12.   EXCEPTIONAL ITEM

      The commissions and revenues payable figure, which appears as a cost within the profit and loss account, is shown net of a credit amount of $674,611. This figure relates to the reversal of a provision for an amount payable in respect of the year to 30th June 1997. During the course of the year to 30th June 1998 it was proved that this amount was not due.

13.   RELATED PARTY TRANSACTIONS

      During the year ended June 30, 1998 and 1997 consultancy fees of $2,801,905, and $114,434, respectively, were paid to Mr. R. Green and Ms. M. Shein, and $921,693 and $1,372,679 for the six months ended December 31, 1998 and 1997, respectively. These individuals were the key management of the business and also the ultimate owners of the entire issued share capital.

                       HAMILTON TELECOMMUNICATIONS LIMITED

                        NOTES TO THE FINANCIAL STATEMENTS

                                AS AT JUNE 30, 1998

          (Information relating to December 31, 1998 and 1997 is Unaudited)

14.   RECONCILIATION TO US GENERALLY ACCEPTED
          ACCOUNTING PRINCIPLES (US GAAP)

      The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

      The following is a summary of the material adjustment to profit on ordinary activities and shareholders' equity which would have been required in applying the significant differences between UK and US GAAP.

                                                                                                          Six months ended
                                                                              June 30,                       December 31,
                                                                    ----------------------------       -----------------------
                                                                       1998              1997            1998          1997
                                                                       ----              ----            ----          ----
                                                                                                             (unaudited)
      (a)   Reconciliation of profit (loss) and loss accounts:

            Profit for financial year reported under UK GAAP         $140,929           $47,376        $140,730        $ 24,772
            Provision for migration tax                               (60,000)                                          (42,625)
                                                                     --------           -------        --------        --------

            Net income (loss) in accordance with US GAAP             $ 80,929           $47,376        $140,730        $(17,853)
                                                                     ========           =======        ========        ========

            Earnings (loss) per share - basic and dilutive           $ 40,465           $23,688        $ 70,365        $ (8,927)
                                                                     ========           =======        ========        ========

            Weighted average shares outstanding - basic
            and dilutive                                                    2                 2               2               2
                                                                     ========           =======        ========        ========

      (b)   Reconciliation of shareholders' equity

            Shareholders' equity per UK GAAP                         $188,307           $47,378        $329,037        $ 72,150
            Provision for migration tax                               (60,000)                          (60,000)        (42,625)
                                                                     --------           -------        --------        --------

            Shareholders' equity in accordance with US GAAP          $128,307           $47,378        $269,037        $ 29,525
                                                                     ========           =======        ========        ========

      (c) Changes in shareholders' equity on a US GAAP basis

            Shareholders' equity at beginning of period              $ 47,378           $     2        $128,307        $ 47,378
            Net income                                                 80,929            47,376         140,730         (17,853)
                                                                     --------            ------        --------        --------

            Shareholders' equity at end of period                    $128,307           $47,378        $269,037        $ 29,525
                                                                     ========           =======        ========        ========

                        HAMILTON TELECOMMUNICATIONS LIMITED

                         NOTES TO THE FINANCIAL STATEMENTS

                                AS AT JUNE 30, 1998

          (Information relating to December 31, 1998 and 1997 is Unaudited)

14.   RECONCILIATION TO US GENERALLY ACCEPTED
          ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

      In preparing the summary of differences between UK and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible assets, income taxes and other areas. Actual results could differ from those estimates.

      The following is a description of the US GAAP reconciling item:

      In 1998, the Company migrated its domicile from the United Kingdom. In doing so it ceased to be liable for income taxes in the United Kingdom. However UK tax rules provide that an exportation tax be paid by such exiting Companies on the value of certain tangible and intangible assets. Under US Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard No. 5, an accrual for this tax is provided as its payment is both probable and an amount can be reasonably estimated.

      Income tax expense differs from that calculated at the statutory UK rate due to permanently nondeductible items, of which entertainment expense is the primary item. As disclosed in the US GAAP reconciling item above, the Company migrated its domicile in 1998 to a location which does not impose an income tax.

      CASH FLOW INFORMATION

      Under UK GAAP, the Cash Flow Statement is presented in accordance with UK Financial Reporting Standard No. 1, as revised ("FRS 1"). The Statement prepared under FRS 1 presents substantially the same information as that required under US GAAP as interpreted by Statement of Financial Accounting Standard No. 95.

      Under UK GAAP, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investment acquisitions and disposals and equity dividends paid. US GAAP requires the classification of cash flows as resulting from operating, investing and financing activities.

                        HAMILTON TELECOMMUNICATIONS LIMITED

                          NOTES TO THE FINANCIAL STATEMENTS

                                AS AT JUNE 30, 1998

          (Information relating to December 31, 1998 and 1997 is Unaudited)

14.   RECONCILIATION TO US GENERALLY ACCEPTED
          ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

      Cash flows under UK GAAP in respect of interest received and taxation would be included within the operating activities. Capital expenditure and financial investment and cash flows from acquisitions and disposals would be included within investing activities under US GAAP. Equity dividends paid would be included within financing activities under US GAAP.

      INCOME TAXES

      The following is a reconciliation between the U.K. statutory income tax rate and the amount recognized in the financial statements:

                                                         Twelve months ended June 30,       Six months ended December 31,
                                                       --------------------------------   -------------------------------
                                                         1998                    1997       1998                   1997
                                                       --------                --------   --------               --------
                                                                                                    (Unaudited)
      Computed income tax at statutory rate            $ 37,853                 $16,157   $    -                  $6,711
      Nondeductible item - entertainment expense         23,697                   5,960        -                     476
      Effect of migration to nontaxing status           (22,228)
                                                       --------                --------   ------                  ------
                                                       $ 39,322                 $22,117   $                       $7,187
                                                       ========                ========   ======                  ======

      MAJOR CUSTOMER AND SUPPLIERS

      The Company in its provision of telecom service for information/audiotext providers ("Ips") contracts with an international call carrier. This carrier remits to Hamilton based on minute volume generated through a country of origin telecom provider. Consequently, substantially all of the Company's revenue comes from a single international call carrier. There are numerous carriers capable of providing this service to Hamilton, and on October 1, 1997, Hamilton changed its primary carrier.

      The Company derives revenue from the volume of telecom traffic generated by Ips. In 1998, two Ips accounted for 41% and 30% of cost of sales, and in 1997, 18% and 16% of cost of sales.

      The Company provides its service by having a contract granting it rights to use certain destination phone numbers in a country. Hamilton has a contract with a destination country telecom company which expires in March 2001.